INTERIM REPORT
For the three months ended
March 31, 2026

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at March 31, 2026 and December 31, 2025
(unaudited - US$ millions)

	Notes	March 31, 2026	December 31, 2025
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $214.2; December 31, 2025 – $207.8)	5	2,452.7	2,724.9
Insurance contract receivables		961.7	1,006.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $679.3; December 31, 2025 – $640.4)	5	7,039.5	8,979.2
Bonds (cost $42,061.4; December 31, 2025 – $39,655.2)	5	42,091.0	39,988.8
Preferred stocks (cost $951.0; December 31, 2025 – $957.4)	5	2,123.4	2,307.4
Common stocks (cost $7,760.0; December 31, 2025 – $7,926.0)	5	9,232.5	9,204.0
Investments in associates (fair value $10,015.3; December 31, 2025 – $11,057.7)	5, 6	7,430.3	8,362.3
Investment in associate held for sale (fair value $1,907.0; December 31, 2025 – nil)	6	1,070.5	—
Derivatives and other invested assets (cost $1,570.0; December 31, 2025 – $1,312.7)	5, 7	1,974.2	1,764.3
Assets pledged for derivative obligations (cost $164.7; December 31, 2025 – $187.2)	5	166.5	190.8
Fairfax India cash, portfolio investments and associates (fair value $3,167.5; December 31, 2025 – $3,685.1)	5, 6	1,868.7	2,125.0
		72,996.6	72,921.8

Assets held for sale	13	3,299.9	3,445.9
Reinsurance contract assets held	9	11,240.7	11,251.0
Deferred income tax assets		416.4	367.1
Goodwill and intangible assets		8,223.2	8,339.4
Other assets		7,798.6	7,731.4
Total assets		107,389.8	107,787.7

Liabilities
Accounts payable and accrued liabilities		5,988.7	6,119.7
Derivative obligations	5, 7	456.2	786.9
Liabilities associated with assets held for sale	13	3,482.4	3,638.1
Deferred income tax liabilities		1,999.6	1,946.7
Insurance contract payables		376.1	338.3
Insurance contract liabilities	8	50,379.7	50,441.0
Borrowings – holding company and insurance and reinsurance companies	11	11,202.3	10,455.7
Borrowings – non-insurance companies	11	2,846.5	3,187.2
Total liabilities		76,731.5	76,913.6

Equity	12
Common shareholders’ equity		25,782.9	26,282.6
Preferred stock		231.7	231.7
Shareholders’ equity attributable to shareholders of Fairfax		26,014.6	26,514.3
Non-controlling interests		4,643.7	4,359.8
Total equity		30,658.3	30,874.1
		107,389.8	107,787.7

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2026 and 2025
(unaudited - US$ millions except per share amounts)

		First quarter
	Notes	2026	2025
Insurance
Insurance revenue	16	7,820.9	7,482.7
Insurance service expenses	17	(6,331.4)	(6,602.0)
Net insurance result		1,489.5	880.7
Cost of reinsurance		(1,366.0)	(1,329.7)
Recoveries of insurance service expenses	17	1,005.6	1,054.7
Net reinsurance result		(360.4)	(275.0)
Insurance service result	16	1,129.1	605.7
Other insurance operating expenses	16, 17	(280.9)	(269.6)
Net finance expense from insurance contracts	10	(187.3)	(813.4)
Net finance income from reinsurance contract assets held	10	49.6	208.8
		710.5	(268.5)
Investment income
Interest and dividends	5	662.1	606.5
Share of profit of associates	6	371.5	128.6
Net gains (losses) on investments	5	(385.9)	1,056.1
		647.7	1,791.2
Other revenue and expenses
Non-insurance revenue		1,724.8	2,089.4
Non-insurance expenses	17	(1,721.5)	(2,147.7)
Interest expense		(211.6)	(190.4)
Corporate and other expenses	17	(108.2)	(108.3)
		(316.5)	(357.0)
Earnings before income taxes		1,041.7	1,165.7
Provision for income taxes	14	(304.5)	(212.7)
Net earnings		737.2	953.0

Attributable to:
Shareholders of Fairfax		695.7	945.7
Non-controlling interests		41.5	7.3
		737.2	953.0

Net earnings per share		$33.38	$46.10
Net earnings per diluted share		$31.11	$42.70
Cash dividends paid per share		$15.00	$15.00
Shares outstanding (000) (weighted average)		20,778	21,651

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2026 and 2025
(unaudited – US$ millions)

	2026	2025

Net earnings	737.2	953.0

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(289.8)	50.1
Gains on hedge of net investment in Canadian subsidiaries	60.5	1.6
Gains (losses) on hedge of net investment in European operations	16.6	(33.3)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(105.6)	92.7
Other	(0.7)	0.6
	(319.0)	111.7
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	(24.5)	0.9
	(343.5)	112.6
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	14.3	(0.6)
Share of net gains (losses) on defined benefit plans of associates	0.7	(1.0)
Other	12.4	—
	27.4	(1.6)
Other comprehensive income (loss), net of income taxes	(316.1)	111.0

Comprehensive income	421.1	1,064.0

Attributable to:
Shareholders of Fairfax	468.4	1,056.4
Non-controlling interests	(47.3)	7.6
	421.1	1,064.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2026 and 2025
(unaudited - US$ millions)

	Common shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as at January 1, 2026	5,412.9	(1,105.0)	779.0	22,100.7	(905.0)	26,282.6	231.7	26,514.3	4,359.8	30,874.1
Net earnings for the period	—	—	—	695.7	—	695.7	—	695.7	41.5	737.2
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(213.2)	(213.2)	—	(213.2)	(76.6)	(289.8)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	60.5	60.5	—	60.5	—	60.5
Gains on hedge of net investment in European operations	—	—	—	—	16.6	16.6	—	16.6	—	16.6
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	—	—	—	—	(102.6)	(102.6)	—	(102.6)	(3.0)	(105.6)
Net unrealized foreign currency translation gains on associates reclassified to net earnings	—	—	—	—	(10.8)	(10.8)	—	(10.8)	(13.7)	(24.5)
Net gains on defined benefit plans	—	—	—	—	14.3	14.3	—	14.3	—	14.3
Share of net gains on defined benefit plans of associates	—	—	—	—	0.3	0.3	—	0.3	0.4	0.7
Other	—	—	—	—	7.6	7.6	—	7.6	4.1	11.7
Issuances for share-based payments	—	75.8	(70.0)	—	—	5.8	—	5.8	—	5.8
Purchases and amortization for share-based payments	—	(99.8)	46.3	—	—	(53.5)	—	(53.5)	—	(53.5)
Purchases for cancellation (note 12)	(92.9)	—	—	(538.4)	—	(631.3)	—	(631.3)	—	(631.3)
Common share dividends	—	—	—	(329.1)	—	(329.1)	—	(329.1)	(10.2)	(339.3)
Preferred share dividends	—	—	—	(2.2)	—	(2.2)	—	(2.2)	—	(2.2)
Net changes in capitalization (note 12)	—	—	1.9	7.1	(2.4)	6.6	—	6.6	321.5	328.1
Other	—	—	30.9	(5.2)	9.9	35.6	—	35.6	19.9	55.5
Balance as at March 31, 2026	5,320.0	(1,129.0)	788.1	21,928.6	(1,124.8)	25,782.9	231.7	26,014.6	4,643.7	30,658.3

Balance as at January 1, 2025	5,662.2	(1,038.8)	732.9	18,987.5	(1,384.0)	22,959.8	1,108.2	24,068.0	4,281.2	28,349.2
Net earnings for the period	—	—	—	945.7	—	945.7	—	945.7	7.3	953.0
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	—	—	—	—	56.2	56.2	—	56.2	(6.1)	50.1
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	1.6	1.6	—	1.6	—	1.6
Losses on hedge of net investment in European operations	—	—	—	—	(33.3)	(33.3)	—	(33.3)	—	(33.3)
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	—	—	—	—	85.9	85.9	—	85.9	6.8	92.7
Net unrealized foreign currency translation losses on associates reclassified to net earnings	—	—	—	—	0.9	0.9	—	0.9	—	0.9
Net losses on defined benefit plans	—	—	—	—	(0.6)	(0.6)	—	(0.6)	—	(0.6)
Share of net losses on defined benefit plans of associates	—	—	—	—	(0.5)	(0.5)	—	(0.5)	(0.5)	(1.0)
Other	—	—	—	—	0.5	0.5	—	0.5	0.1	0.6
Issuances for share-based payments	—	71.1	(66.7)	—	—	4.4	—	4.4	—	4.4
Purchases and amortization for share-based payments	—	(75.5)	43.6	—	—	(31.9)	—	(31.9)	—	(31.9)
Purchases for cancellation (note 12)	(50.9)	—	—	(238.3)	—	(289.2)	(352.1)	(641.3)	—	(641.3)
Common share dividends	—	—	—	(343.6)	—	(343.6)	—	(343.6)	(4.7)	(348.3)
Preferred share dividends	—	—	—	(8.9)	—	(8.9)	—	(8.9)	—	(8.9)
Net changes in capitalization	—	—	(39.7)	—	(0.2)	(39.9)	—	(39.9)	(182.6)	(222.5)
Other	—	—	—	(2.0)	10.9	8.9	—	8.9	27.6	36.5
Balance as at March 31, 2025	5,611.3	(1,043.2)	670.1	19,340.4	(1,262.6)	23,316.0	756.1	24,072.1	4,129.1	28,201.2

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2026 and 2025
(unaudited - US$ millions)

		First quarter
	Notes	2026	2025
Operating activities
Net earnings		737.2	953.0
Depreciation, amortization and impairment charges		176.3	291.5
Net bond discount amortization		(49.6)	(63.4)
Amortization of share-based payment awards		46.3	43.6
Share of profit of associates	6	(371.5)	(128.6)
Deferred income taxes	14	64.2	(22.4)
Net (gains) losses on investments	5	385.9	(1,056.1)
Net purchases of investments classified at FVTPL		(1,095.3)	(668.8)
Changes in operating assets and liabilities		(165.0)	1,345.6
Cash provided by (used in) operating activities		(271.5)	694.4

Investing activities
Sales of investments in associates	6	13.5	519.1
Distributions and dividends from investments in associates	6	108.0	33.5
Purchases of investments in associates	6	(72.9)	(141.4)
Net purchases of premises and equipment and intangible assets		(131.4)	(112.2)
Net purchases of investment property		(2.2)	(0.2)
Purchases of subsidiaries, net of cash acquired		—	7.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested		—	120.0
Cash provided by (used in) investing activities		(85.0)	426.5

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	11
Proceeds, net of issuance costs		473.1	—
Repayments		(8.2)	—
Net borrowings on holding company credit facility		300.0	200.0
Net borrowings on other revolving credit facilities		52.5	—
Borrowings - non-insurance companies:	11
Proceeds, net of issuance costs		29.5	3.8
Repayments		(25.1)	(10.7)
Net borrowings (repayments) on revolving credit facilities and short term loans		(372.7)	160.7
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(19.1)	(15.4)
Principal payments on lease liabilities - non-insurance companies		(33.6)	(35.5)
Subordinate voting shares:	12
Purchases for treasury		(99.8)	(75.5)
Purchases for cancellation		(631.3)	(289.2)
Common share dividends		(329.1)	(343.6)
Preferred shares:
Redemptions		—	(290.8)
Dividends		(2.2)	(8.9)
Subsidiary shares:	12
Issuances to non-controlling interests, net of issuance costs		300.2	13.1
Purchases of non-controlling interests		(3.8)	(157.6)
Dividends paid to non-controlling interests		(5.2)	(2.0)
Cash used in financing activities		(374.8)	(851.6)
Increase (decrease) in cash and cash equivalents		(731.3)	269.3
Cash and cash equivalents – beginning of period	5	6,242.8	6,112.5
Foreign currency translation		(49.5)	16.1
Cash and cash equivalents – end of period	5	5,462.0	6,397.9

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2026 and 2025
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three months ended March 31, 2026 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS Accounting Standards have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on April 30, 2026.
3.    Summary of Material Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2025, prepared in accordance with IFRS Accounting Standards. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2026
On January 1, 2026 the company adopted Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), which did not have a significant impact on the company's consolidated financial statements.
New accounting pronouncements issued but not yet effective
IFRS 18 Presentation and Disclosure in Financial Statements is to be applied retrospectively, with specific transition provisions, for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The company does not expect to adopt IFRS 18 in advance of its effective date and is currently evaluating its impact on the company's consolidated financial statements. IFRS 18 requirements and adoption details are described in the company’s annual consolidated financial statements for the year ended December 31, 2025.
4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made critical estimates and judgments in determining: (i) the measurement of insurance contracts and reinsurance contract assets held (notes 8 and 9 respectively); and (ii) the fair value of financial instruments classified as Level 3 in the fair value hierarchy (note 5), in a manner consistent with that described in the company's consolidated financial statements for the year ended December 31, 2025.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	March 31, 2026	December 31, 2025
Holding company
Cash and cash equivalents(1)	271.2	197.2
Short term investments	22.5	19.5
Bonds	284.1	328.7
Preferred stocks	12.6	12.7
Common stocks(2)	166.3	141.4
Derivatives (note 7)	1,481.8	1,817.6
	2,238.5	2,517.1
Assets pledged for derivative obligations:
Bonds	214.2	207.8

Holding company cash and investments as presented on the consolidated balance sheet	2,452.7	2,724.9
Derivative obligations (note 7)	(0.8)	(8.0)
	2,451.9	2,716.9
Portfolio investments(3)
Cash and cash equivalents(1)	5,680.1	6,563.7
Short term investments	1,359.4	2,415.5
Bonds	42,091.0	39,988.8
Preferred stocks	2,123.4	2,307.4
Common stocks(2)	9,232.5	9,204.0
Investments in associates (note 6)	7,430.3	8,362.3
Investment in associate held for sale (note 6)	1,070.5	—
Derivatives (note 7)	948.1	1,029.5
Other invested assets(4)	1,026.1	734.8
	70,961.4	70,606.0
Assets pledged for derivative obligations:
Bonds	166.5	190.8

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	37.9	22.0
Bonds	3.3	42.6
Common stocks	323.4	445.1
Investments in associates (note 6)	1,504.1	1,615.3
	1,868.7	2,125.0

Portfolio investments as presented on the consolidated balance sheet	72,996.6	72,921.8
Derivative obligations (note 7)	(455.4)	(778.9)
	72,541.2	72,142.9

Total cash and investments, net of derivative obligations	74,993.1	74,859.8

(1)    Includes aggregate restricted cash and cash equivalents at March 31, 2026 of $683.3 (December 31, 2025 - $644.6), principally in portfolio cash and cash equivalents, which is excluded from cash and cash equivalents as presented in the consolidated statement of cash flows.
(2)    Includes aggregate investments in limited partnerships with a carrying value at March 31, 2026 of $2,466.3 (December 31, 2025 - $2,368.8).
(3)    Excludes portfolio investments of the Eurolife Life Operations totaling $1,566.4 at March 31, 2026 (December 31, 2025 - $1,663.6), comprised principally of bonds of $1,276.5 (December 31, 2025 - $1,403.8), that were classified as held for sale on the consolidated balance sheet. See note 13.
(4)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features. The table below excludes, at December 31, 2025, the impact of U.S. treasury bond forward contracts with a notional amount of $246.6 to sell long-dated U.S. treasury bonds which economically hedged the company's exposure to interest rate risk.

	March 31, 2026		December 31, 2025
	Amortized cost(1)(2)	Fair value(1)(2)	Amortized cost(1)(2)	Fair value(1)(2)
Due in 1 year or less(3)(4)	8,642.7	8,506.7	9,473.6	9,182.3
Due after 1 year through 3 years(3)(5)	12,699.2	12,701.2	13,652.3	13,720.5
Due after 3 years through 5 years(3)(6)	19,863.8	20,076.0	14,796.8	15,196.6
Due after 5 years through 10 years(7)	1,198.7	1,156.1	2,233.2	2,225.4
Due after 10 years	344.7	319.1	415.7	433.9
	42,749.1	42,759.1	40,571.6	40,758.7
(1)    Includes bonds held by the holding company and Fairfax India.
(2)    Excludes the bonds of the Eurolife Life Operations totaling $1,276.5 at March 31, 2026 (December 31, 2025 - $1,403.8) that were classified as held for sale on the consolidated balance sheet. See note 13.
(3)    Includes the company's investments in first mortgage loans at March 31, 2026 of $5,551.9 (December 31, 2025 - $5,402.5) secured by real estate predominantly in the U.S., Europe and Canada.
(4)    Includes U.S. treasury bonds at March 31, 2026 of $327.5 (December 31, 2025 - $705.7) with maturities in 1 year or less.
(5)    Includes U.S. treasury bonds at March 31, 2026 of $5,503.7 (December 31, 2025 - $7,372.2) with maturities between 1 to 3 years.
(6)    Includes U.S. treasury bonds at March 31, 2026 of $14,730.9 (December 31, 2025 - $11,575.7) with maturities between 3 to 5 years.
(7)    Includes U.S. treasury bonds at March 31, 2026 of $382.2 (December 31, 2025 - $372.1) with maturities between 5 to 7 years.

The decrease in the company's holdings of bonds due in 1 year or less was primarily due to the net sales and maturities of Canadian government bonds of $884.4, U.S. treasury bonds of $741.3, corporate and other bonds of $687.6 and other government bonds of $360.5, partially offset by the passage of time impacting their earliest maturity dates. The decrease in the company's holdings of bonds due after 1 year through 3 years was primarily due to the passage of time impacting their earliest maturity dates and net sales of U.S. treasury bonds of $1,773.6, partially offset by net purchases of Canadian government bonds of $1,282.2 and corporate and other bonds of $340.6. The increase in the company's holdings of bonds due after 3 years through 5 years was primarily due to net purchases of U.S. treasury bonds of $3,612.3, other government bonds of $824.4 and Canadian government bonds of $635.0. The decrease in the company's holdings of bonds due after 5 years through 10 years was primarily due to the passage of time impacting their earliest maturity dates.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2026				December 31, 2025
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents	5,989.2	—	—	5,989.2	6,782.9	—	—	6,782.9

Short term investments:
Canadian government and provincials	375.1	—	—	375.1	1,542.8	—	—	1,542.8
U.S. treasury	272.2	—	—	272.2	107.2	—	—	107.2
Other government	83.7	305.0	—	388.7	93.6	282.5	—	376.1
Corporate and other	—	345.9	—	345.9	—	408.9	—	408.9
	731.0	650.9	—	1,381.9	1,743.6	691.4	—	2,435.0
Bonds:
Canadian government and provincials	—	3,566.1	—	3,566.1	—	2,609.8	—	2,609.8
U.S. treasury	—	20,999.9	—	20,999.9	—	20,081.9	—	20,081.9
U.S. states and municipalities	—	23.6	—	23.6	—	163.1	—	163.1
Other government	—	6,615.5	52.8	6,668.3	—	6,027.5	54.0	6,081.5
Corporate and other(1)	—	4,317.7	7,183.5	11,501.2	—	4,826.0	6,996.4	11,822.4
	—	35,522.8	7,236.3	42,759.1	—	33,708.3	7,050.4	40,758.7
Preferred stocks:
Canadian	18.1	—	7.2	25.3	18.7	—	12.1	30.8
U.S.	—	—	413.7	413.7	—	—	444.9	444.9
Other	15.5	1,379.8	301.7	1,697.0	16.2	1,527.0	301.2	1,844.4
	33.6	1,379.8	722.6	2,136.0	34.9	1,527.0	758.2	2,320.1
Common stocks:
Canadian	1,902.3	107.3	321.3	2,330.9	1,737.7	101.3	245.7	2,084.7
U.S.	1,110.8	44.5	1,633.2	2,788.5	1,341.0	39.4	1,640.0	3,020.4
Other	2,408.5	594.9	1,599.4	4,602.8	2,536.9	644.8	1,503.7	4,685.4
	5,421.6	746.7	3,553.9	9,722.2	5,615.6	785.5	3,389.4	9,790.5

Derivatives and other invested assets:
Derivatives	—	1,927.2	502.7	2,429.9	—	2,340.4	506.7	2,847.1
Other invested assets(2)	—	—	1,026.1	1,026.1	—	—	734.8	734.8
	—	1,927.2	1,528.8	3,456.0	—	2,340.4	1,241.5	3,581.9

Derivative obligations (note 7)	—	(169.5)	(286.7)	(456.2)	—	(331.4)	(455.5)	(786.9)

Holding company cash and investments and portfolio investments measured at fair value	12,175.4	40,057.9	12,754.9	64,988.2	14,177.0	38,721.2	11,984.0	64,882.2

	18.7%	61.6%	19.7%	100.0%	21.9%	59.7%	18.4%	100.0%

Investments in associates (note 6)(3)	5,743.7	686.8	8,294.7	14,725.2	6,217.6	735.8	7,279.7	14,233.1
(1)    Included in Level 3 are the company's investments in first mortgage loans at March 31, 2026 of $5,551.9 (December 31, 2025 - $5,402.5) secured by real estate predominantly in the U.S., Europe and Canada.
(2)     Comprised primarily of investment property.
(3)     Includes the fair value of the portion of Poseidon Corp. that is classified as held for sale at March 31, 2026 pursuant to the transaction described in note 6.
There were no significant changes to the valuation techniques and processes used at March 31, 2026 compared to those described in the Summary of Material Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2025.
In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the three months ended March 31, 2026 and 2025 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2026
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives, net of derivative obligations	Other invested assets	Total
Balance - January 1	7,050.4	758.2	2,284.0	71.1	1,034.3	51.2	734.8	11,984.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	23.8	(32.1)	172.8	(0.2)	36.5	217.1	(10.8)	407.1
Purchases and exchanges(2)	573.4	0.5	11.3	0.7	40.2	—	308.5	934.6
Sales, distributions and other(2)	(399.3)	(2.5)	(86.1)	—	—	(52.3)	(3.4)	(543.6)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(12.0)	(1.5)	(6.5)	(0.4)	(3.8)	—	(3.0)	(27.2)
Balance - March 31	7,236.3	722.6	2,375.5	71.2	1,107.2	216.0	1,026.1	12,754.9

	2025
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives, net of derivative obligations	Other invested assets	Total
Balance - January 1	5,762.6	419.9	2,104.8	70.9	992.7	86.4	621.7	10,059.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	96.7	(3.8)	21.2	(3.9)	44.4	157.8	(5.7)	306.7
Purchases and exchanges(2)(3)	1,427.7	—	71.1	—	3.2	39.7	102.6	1,644.3
Sales, distributions and other(2)	(566.9)	—	(79.1)	—	(17.6)	(159.1)	(4.3)	(827.0)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	20.7	(0.6)	1.6	0.5	0.8	—	0.4	23.4
Balance - March 31	6,740.8	415.5	2,119.6	67.5	1,023.5	124.8	714.7	11,206.4
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    Private placement debt securities include net purchases of first mortgage loans of $164.8 (2025 - net redemptions of $105.5).
(3)    On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia Equity Partners LLC ("Blizzard Vacatia"). The company’s total cash investment of $835.0 was comprised of a senior secured loan of $365.0, preferred shares of $275.0 (classified as a bond due to its redemption features), a mortgage-backed loan of $170.0 (subsequently sold on December 12, 2025) and common shares of $25.0. The common shares are recorded and measured using the equity method of accounting.

Net gains (losses) on investments

	First quarter
	2026			2025
	Net realized gains	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects(1)(2)	21.5	(103.3)	(81.8)	496.9	282.6	779.5
Total bonds	63.1	(427.0)	(363.9)	(51.3)	439.7	388.4
Other	19.5	40.3	59.8	97.0	(208.8)	(111.8)
Net gains (losses) on investments	104.1	(490.0)	(385.9)	542.6	513.5	1,056.1

(1)    During the first quarter of 2026 the company's long equity total return swaps on Fairfax subordinate voting shares produced net losses of $341.8 (2025 - net gains of $97.2), comprised of net realized gains of $11.8 (2025 - $22.7), which represent cash-settled amounts recorded in holding company cash and investments, and net change in unrealized losses of $353.6 (2025 - net change in unrealized gains of $74.5). See note 7 for details.
(2)    On March 28, 2025 the company sold its investment in Sigma Companies International Corp. ("Sigma") for total consideration of $327.1 and recorded a net realized gain of $178.7.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	March 31, 2026			December 31, 2025			First quarter
	Ownership percentage(a)	Fair value(b)	Carrying value	Ownership percentage(a)	Fair value(b)	Carrying value	2026	2025
Insurance and reinsurance
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	462.7	351.3	49.0%	512.1	362.1	8.3	8.6
Albingia SA ("Albingia")	33.0%	241.6	260.1	33.0%	246.3	254.0	11.1	—
Other	—	316.9	216.6	—	320.3	223.3	(1.4)	1.8
		1,021.2	828.0		1,078.7	839.4	18.0	10.4
Non-insurance(1)
Eurobank S.A. ("Eurobank")	32.2%	4,579.3	2,790.3	32.2%	4,703.0	2,728.2	128.6	105.7
Poseidon Corp. ("Poseidon")(2)	45.3%	3,736.2	2,097.4	45.3%	2,640.4	2,046.4	76.8	80.5
EXCO Resources Inc. ("EXCO")	49.3%	591.6	540.9	49.3%	591.6	512.6	27.1	(7.1)
Waterous Energy Fund III	75.7%	441.4	441.4	75.6%	390.2	390.2	116.6	(38.7)
Other	—	1,552.6	1,802.8	—	1,653.8	1,845.5	(35.1)	(42.0)
		10,901.1	7,672.8		9,979.0	7,522.9	314.0	98.4
		11,922.3	8,500.8		11,057.7	8,362.3	332.0	108.8
Fairfax India
Investments in associates	—	2,802.9	1,504.1	—	3,175.4	1,615.3	39.5	19.8
		14,725.2	10,004.9		14,233.1	9,977.6	371.5	128.6
As presented on the consolidated balance sheet:
Investments in associates		10,015.3	7,430.3		11,057.7	8,362.3
Investment in associate held for sale(2)		1,907.0	1,070.5		—	—
Fairfax India investments in associates		2,802.9	1,504.1		3,175.4	1,615.3
		14,725.2	10,004.9		14,233.1	9,977.6
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.
(1)    During the first quarter of 2026 the company recognized distributions and dividends of $114.7 (2025 - $43.3) from its non-insurance associates and joint ventures.
(2)    On March 10, 2026 the company entered into agreements to sell approximately half of its equity interest in Poseidon for cash consideration of $28.30 per share for aggregate proceeds of approximately $1.9 billion. Accordingly, during the first quarter of 2026, the company recorded approximately 23.1% of its 45.3% equity interest in Poseidon with a carrying value of $1,070.5 as held for sale. The transaction is subject to customary closing conditions, including regulatory approvals and third-party consents, and is expected to close in the second quarter of 2026. The company will continue to apply the equity method of accounting to the retained portion of its investment in Poseidon.
Subsequent to March 31, 2026
Acquisition of Kennedy-Wilson Holdings, Inc.
On February 16, 2026 the company and Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”) entered into a definitive merger agreement pursuant to which Kennedy Wilson will be acquired, in an all cash-transaction, by a consortium led by William McMorrow, Chairman and Chief Executive Officer of Kennedy Wilson, and certain other senior executives of Kennedy Wilson, together with the company (collectively, the “Consortium”). Under the merger agreement, the Consortium will acquire all outstanding common shares of Kennedy Wilson not already owned by members of the Consortium for $10.90 per share in cash. Concurrent with the merger agreement, the company also committed to provide the Consortium with funding of up to $1.65 billion, principally to fund the transaction’s cash purchase price. The transaction is subject to customary closing conditions, including shareholder approvals, and is expected to close in the second quarter of 2026.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	March 31, 2026				December 31, 2025
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts	5,832.4	269.5	1,809.7	0.9	6,186.4	269.8	2,090.2	1.4
Foreign currency derivative contracts	—	—	211.5	111.1	—	—	51.1	147.4
Other derivative contracts	—	138.9	408.7	344.2	—	135.7	705.8	638.1
Total			2,429.9	456.2			2,847.1	786.9

Equity derivative contracts
Long equity total return swaps
At March 31, 2026 and December 31, 2025 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $981.6, which included an aggregate of 1,760,355 Fairfax subordinate voting shares with an original notional amount of $664.0 (Cdn$846.1) or $377.19 (Cdn$480.62) per share that produced net losses of $341.8 during the first quarter of 2026 (2025 - net gains of $97.2).
Foreign currency derivative contracts
Foreign currency forward contracts
Long and short foreign currency forward contracts, primarily denominated in the euro, British pound sterling and Canadian dollar, are principally used to economically hedge against fluctuations in exchange rates that primarily affect the company’s foreign currency denominated investments. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
During the first quarter of 2026 the company recorded net gains on foreign currency contracts of $197.8 (2025 - net losses of $34.0) primarily due to the strengthening of the U.S. dollar against the Canadian dollar and euro.

8.    Insurance Contract Liabilities

	March 31, 2026			December 31, 2025
	PAA	GMM(1)	Total(2)	PAA	GMM(1)	Total(2)
Insurance contracts issued	48,235.1	2,307.3	50,542.4	48,228.3	2,383.5	50,611.8
Assets for insurance acquisition cash flows	(162.7)	—	(162.7)	(170.8)	—	(170.8)
Insurance contract liabilities	48,072.4	2,307.3	50,379.7	48,057.5	2,383.5	50,441.0
(1)    Insurance contracts issued measured under the GMM at March 31, 2026 was comprised of LRC of $816.3 and LIC of $1,491.0 (December 31, 2025 - $834.4 and $1,549.1).
(2)    Total insurance contracts issued at March 31, 2026 was comprised of LRC of $4,086.1 and LIC of $46,456.3 (December 31, 2025 - $4,452.8 and $46,159.0).
Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off(1)	Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2026
January 1	1,168.5	10,960.9	12,129.4	1,774.0	28,563.0	30,337.0	678.2	5,080.4	5,758.6	48,225.0	3.3	48,228.3
March 31	1,113.0	10,996.3	12,109.3	1,529.7	28,790.7	30,320.4	629.5	5,173.7	5,803.2	48,232.9	2.2	48,235.1

2025
January 1	1,117.8	9,676.2	10,794.0	891.8	26,298.6	27,190.4	737.5	4,187.1	4,924.6	42,909.0	80.4	42,989.4
March 31	1,095.7	10,005.7	11,101.4	625.9	27,860.0	28,485.9	248.3	4,818.4	5,066.7	44,654.0	76.6	44,730.6
(1)    The decrease at Life insurance and Run‑off primarily reflected the classification of the Eurolife Life Operations as held for sale (see note 13).
Movements in insurance contracts issued
An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the three months ended March 31 were as follows:
Three months ended March 31, 2026

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	3,620.7	41,462.7	3,141.6	48,225.0

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(7,718.2)	—	—	(7,718.2)
Incurred claims and other insurance service expenses	9.7	4,658.4	303.1	4,971.2
Amortization of acquisition costs	1,489.6	—	—	1,489.6
Prior year reserve development and release of risk adjustment on prior year claims	—	25.9	(230.4)	(204.5)
Insurance service expenses	1,499.3	4,684.3	72.7	6,256.3
Net insurance result	(6,218.9)	4,684.3	72.7	(1,461.9)
Net finance expense from insurance contracts	3.8	169.0	—	172.8
Foreign exchange effects	(4.9)	(134.5)	(9.8)	(149.2)
Total changes in the consolidated statement of comprehensive income	(6,220.0)	4,718.8	62.9	(1,438.3)
Cash flows:
Premiums received	7,438.6	—	—	7,438.6
Claims and other insurance service expenses paid, including investment components	—	(4,479.7)	—	(4,479.7)
Insurance acquisition cash flows	(1,496.7)	—	—	(1,496.7)
Changes in funds withheld	(10.1)	8.9	—	(1.2)
	5,931.8	(4,470.8)	—	1,461.0
Investment components and other	(60.3)	45.1	0.4	(14.8)
Balance - March 31	3,272.2	41,755.8	3,204.9	48,232.9
(1)    Includes loss components of $68.3 at January 1, 2026 and $78.3 at March 31, 2026.

Three months ended March 31, 2025

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	2,747.1	37,370.7	2,791.2	42,909.0

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(7,232.8)	—	—	(7,232.8)
Incurred claims and other insurance service expenses	5.0	5,010.3	325.1	5,340.4
Amortization of acquisition costs	1,360.2	—	—	1,360.2
Prior year reserve development and release of risk adjustment on prior year claims	—	(69.5)	(241.1)	(310.6)
Insurance service expenses	1,365.2	4,940.8	84.0	6,390.0
Net insurance result	(5,867.6)	4,940.8	84.0	(842.8)
Net finance expense (income) from insurance contracts	(0.9)	769.7	—	768.8
Foreign exchange effects	33.1	181.1	16.7	230.9
Total changes in the consolidated statement of comprehensive income	(5,835.4)	5,891.6	100.7	156.9
Cash flows:
Premiums received	7,031.6	—	—	7,031.6
Claims and other insurance service expenses paid, including investment components	—	(4,358.5)	—	(4,358.5)
Insurance acquisition cash flows	(1,476.3)	—	—	(1,476.3)
Changes in funds withheld	(20.6)	63.5	—	42.9
	5,534.7	(4,295.0)	—	1,239.7
Investment components and other	(476.5)	772.2	52.7	348.4
Balance - March 31	1,969.9	39,739.5	2,944.6	44,654.0
(1)    Includes loss components of $184.6 at January 1, 2025 and $65.9 at March 31, 2025.

Discount rates
Cash flows are discounted using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.
The tables below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company's insurance revenue is principally based.

	March 31, 2026				December 31, 2025				March 31, 2025
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
United States dollar	4.11%	4.30%	4.86%	5.28%	3.82%	4.06%	4.65%	5.08%	4.36%	4.36%	4.78%	5.07%
Canadian dollar	2.92%	3.83%	4.45%	4.75%	2.70%	3.76%	4.47%	4.76%	2.90%	3.48%	4.14%	4.42%
Euro	2.57%	2.93%	3.43%	3.84%	2.04%	2.63%	3.33%	3.79%	2.16%	2.57%	3.17%	3.58%
British pound sterling	4.68%	4.83%	5.44%	5.92%	3.89%	4.29%	4.97%	5.46%	4.61%	4.72%	5.33%	5.77%
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company's insurance contracts issued and reinsurance contract assets held. The calculated risk adjustment corresponds to a consolidated confidence level at March 31, 2026 of 85.2% (December 31, 2025 - 85.1%).

9.    Reinsurance Contract Assets Held

	March 31, 2026			December 31, 2025
	PAA	GMM	Total	PAA	GMM	Total
Reinsurance contract assets held(1)	10,340.8	899.9	11,240.7	10,337.7	913.3	11,251.0

(1)    Total at March 31, 2026 was primarily comprised of ARC of $193.8 and AIC of $11,046.9 (December 31, 2025 - $304.8 and $10,946.2).

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2026
January 1	(55.4)	1,409.7	1,354.3	91.7	6,880.5	6,972.2	(280.5)	2,284.5	2,004.0	10,330.5	7.2	10,337.7
March 31	(59.4)	1,400.6	1,341.2	28.3	6,996.4	7,024.7	(308.6)	2,280.4	1,971.8	10,337.7	3.1	10,340.8
2025
January 1	(87.0)	1,236.2	1,149.2	(1.7)	6,750.2	6,748.5	(460.0)	2,310.6	1,850.6	9,748.3	8.9	9,757.2
March 31	(32.2)	1,274.0	1,241.8	(30.1)	6,983.5	6,953.4	(469.4)	2,174.4	1,705.0	9,900.2	9.3	9,909.5

Movements in reinsurance contract assets held
An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contracts held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the three months ended March 31 were as follows:
Three months ended March 31, 2026

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	(244.2)	9,659.0	915.7	10,330.5

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(1,344.4)	—	—	(1,344.4)
Recoveries of incurred claims and other insurance service expenses	9.0	860.5	91.3	960.8
Prior year reserve development and release of risk adjustment on prior year claims	—	82.2	(55.6)	26.6
Recoveries of insurance service expenses	9.0	942.7	35.7	987.4
Net reinsurance result	(1,335.4)	942.7	35.7	(357.0)
Net finance income from reinsurance contract assets held	0.2	48.7	—	48.9
Foreign exchange effects	4.2	(15.1)	(2.1)	(13.0)
Total changes in the consolidated statement of comprehensive income	(1,331.0)	976.3	33.6	(321.1)
Cash flows:
Premiums paid	1,223.7	—	—	1,223.7
Claims and other insurance service expenses recovered	—	(879.1)	—	(879.1)
Changes in funds withheld	(4.5)	(6.2)	—	(10.7)
	1,219.2	(885.3)	—	333.9
Investment components and other	16.3	(22.1)	0.2	(5.6)
Balance - March 31	(339.7)	9,727.9	949.5	10,337.7
(1)    Includes loss recovery components of $1.9 at January 1, 2026 and $11.1 at March 31, 2026.

Three months ended March 31, 2025

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	(548.7)	9,449.8	847.2	9,748.3

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(1,279.6)	—	—	(1,279.6)
Recoveries of incurred claims and other insurance service expenses	0.4	954.2	85.7	1,040.3
Prior year reserve development and release of risk adjustment on prior year claims	—	10.0	(63.6)	(53.6)
Recoveries of insurance service expenses	0.4	964.2	22.1	986.7
Net reinsurance result	(1,279.2)	964.2	22.1	(292.9)
Net finance income from reinsurance contract assets held	0.1	192.1	—	192.2
Foreign exchange effects	(0.3)	45.4	5.0	50.1
Total changes in the consolidated statement of comprehensive income	(1,279.4)	1,201.7	27.1	(50.6)
Cash flows:
Premiums paid	1,226.8	—	—	1,226.8
Claims and other insurance service expenses recovered	—	(966.6)	—	(966.6)
Changes in funds withheld	(0.7)	6.0	—	5.3
	1,226.1	(960.6)	—	265.5
Investment components and other	70.3	(148.4)	15.1	(63.0)
Balance - March 31	(531.7)	9,542.5	889.4	9,900.2
(1)    Includes loss recovery components of $73.4 at January 1, 2025 and $3.2 at March 31, 2025.

10.    Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	First quarter
	2026	2025
Net finance income (expense) from insurance contracts
Interest accreted to insurance contracts	(420.7)	(446.9)
Effect of changes in interest rates and other financial assumptions	233.4	(366.5)
	(187.3)	(813.4)

Net finance income (expense) from reinsurance contract assets held
Interest accreted to reinsurance contract assets held	103.5	110.6
Effect of changes in interest rates and other financial assumptions	(53.9)	98.2
	49.6	208.8
Net finance expense from insurance contracts and reinsurance contract assets held	(137.7)	(604.6)

The table below presents the company's net effects from changes in discount rates on insurance contracts and reinsurance contract assets held and net gains (losses) on bonds recognized in the consolidated statement of earnings for the three months ended March 31, 2026 and 2025.

	First quarter
	2026	2025
Effect of changes in discount rates on total bonds (recognized in net gains (losses) on investments)	(363.9)	388.4
Effect of changes in discount rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	179.5	(268.3)
Net benefit (loss) from changes in discount rates in the consolidated statement of earnings	(184.4)	120.1

11.    Borrowings
Subsequent to March 31, 2026
On April 29, 2026 the company announced its intention to redeem, on May 29, 2026, all of its outstanding Cdn$450.0 principal amount of 4.70% unsecured senior notes due December 16, 2026.
On April 15, 2026 the company redeemed at maturity its $91.8 principal amount of 8.30% unsecured senior notes.
Three months ended March 31, 2026
On February 27, 2026 the company completed offerings of $293.3 (Cdn$400.0) principal amount of 4.40% unsecured senior notes due 2036 and an additional $183.3 (Cdn$250.0) principal amount of its previously issued 5.10% unsecured senior notes due 2055, for net proceeds, excluding accrued interest, of $291.8 and $181.3, respectively, after discount, commissions and expenses. Contemporaneously with the issuance, the company designated the carrying value of its Cdn$400.0 senior notes due February 27, 2036 and its additional Cdn$250.0 principal amount of its 5.10% senior notes due 2055, respectively, as a hedge of a portion of its net investment in Canadian subsidiaries.
During the first quarter of 2026 AGT used the net proceeds from its initial public offering and the company's private placement, which are described in note 12, to substantially repay its borrowings. AGT had borrowings at March 31, 2026 of $112.0 (December 31, 2025 - $505.0).
At March 31, 2026 the company had $300.0 drawn on its revolving credit facility (December 31, 2025 - nil). The company was in compliance with its financial covenants at March 31, 2026 and December 31, 2025.
12.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2026	2025
Subordinate voting shares – January 1	20,107,316	20,919,696
Purchases for cancellation	(374,883)	(205,610)
Treasury shares acquired	(52,239)	(49,092)
Treasury shares reissued	195,068	167,549
Subordinate voting shares – March 31	19,875,262	20,832,543
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	20,624,032	21,581,313

During the first quarter of 2026 the company purchased for cancellation 374,883 subordinate voting shares (2025 – 205,610) under the terms of its normal course issuer bids at a cost of $631.3 (2025 – $289.2), of which $538.4 (2025 – $238.3) was charged to retained earnings. During the first quarter of 2026 the company acquired for treasury 52,239 subordinate voting shares at a cost of $99.8 (2025 - 49,092 subordinate voting shares at a cost of $75.5) for use in its share-based payment awards.

Non-controlling interests

			Net earnings (loss) attributable to non-controlling interests
	Carrying value		First quarter
	March 31, 2026	December 31, 2025	2026	2025
Insurance and reinsurance companies	3,131.6	3,005.4	134.2	83.2
Non-insurance companies	1,512.1	1,354.4	(92.7)	(75.9)
	4,643.7	4,359.8	41.5	7.3

On March 9, 2026 AGT completed a Cdn$449.5 initial public offering and secondary offering of its common shares, consisting of a Cdn$425.0 treasury issuance and a Cdn$24.5 secondary sale, at a price of Cdn$23.00 per common share. Immediately prior to closing of the offerings the company exercised its AGT equity warrants at Cdn$22.50 per common share for aggregate consideration of Cdn$340.0 in exchange for settlement of a Cdn$340.0 loan receivable from AGT. Concurrent with closing, the company also purchased Cdn$200.0 of AGT common shares at Cdn$23.00 per share in a private placement. As a result of these transactions, non-controlling interests in AGT increased by $301.3 and the company continues to control AGT with a 55.8% equity interest. AGT used the net proceeds from its initial public offering of $293.9 (Cdn$398.9) and from the private placement to substantially repay its borrowings as described in note 11.
13.    Acquisitions and Divestitures
Subsequent to March 31, 2026
Sale of Eurolife life insurance operations to Eurobank
On October 13, 2025 the company announced that it had entered into a term sheet with Eurobank pursuant to which Eurobank will acquire the company's 80.0% equity interest in the life insurance operations of Eurolife (the "Eurolife Life Operations") for cash consideration of approximately $935 (€813). The company will continue to maintain its 80.0% equity interest in Eurolife General, the property and casualty insurance business operated by Eurolife. Concurrently, the company will purchase a 45.0% equity interest in Eurobank’s Cyprus non-life insurance company ERB Asfalistiki (“ERBA”) for cash consideration of approximately $68 (€59.0), with an option to acquire the remainder of ERBA in the future. The proposed transactions are subject to entry into definitive agreements and customary closing conditions and are expected to close in the second quarter of 2026.
Assets held for sale and liabilities associated with assets held for sale as presented on the company’s consolidated balance sheet at March 31, 2026 were comprised of the assets and liabilities of the Eurolife Life Operations as follows:

	Eurolife Life Operations	Consolidation adjustments(1)	As presented on the consolidated balance sheet
Assets held for sale:
Portfolio investments(2)	2,198.5	(632.1)	1,566.4
Reinsurance contract assets held	3.1	—	3.1
Deferred income tax assets	0.9	—	0.9
Goodwill and intangible assets	8.7	—	8.7
Other assets	2,106.8	(386.0)	1,720.8
	4,318.0	(1,018.1)	3,299.9
Liabilities associated with assets held for sale:
Accounts payable and accrued liabilities	119.7	(24.6)	95.1
Derivative obligations	1.0	(1.0)	—
Deferred income tax liabilities	78.6	—	78.6
Insurance contract payables	603.1	—	603.1
Insurance contract liabilities	2,705.6	—	2,705.6
	3,508.0	(25.6)	3,482.4

(1)    Primarily reflects portfolio investments held through various investment funds which Fairfax will continue to consolidate after closing of the proposed sale, certain investments which are expected to be retained by Fairfax and investments in Fairfax subsidiaries.
(2)    Includes cash and cash equivalents of $156.2.
Three months ended March 31, 2026
During the first quarter of 2026 there were no significant acquisitions or divestitures.

14.    Income Taxes
The company’s provision for income taxes for the three months ended March 31 were comprised as follows:

	First quarter
	2026	2025
Current income tax:
Current year expense	243.4	242.3
Adjustments to prior years’ income taxes	(3.1)	(7.2)
	240.3	235.1
Deferred income tax:
Origination and reversal of temporary differences	63.1	4.0
Adjustments to prior years' deferred income taxes	1.1	(26.4)
	64.2	(22.4)
Provision for income taxes	304.5	212.7
Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate for the three months ended March 31 are presented in the following table:

	First quarter
	2026	2025

Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	276.1	308.9
Non-taxable investment income and losses	(8.2)	(34.0)
Tax rate differential on income and losses outside Canada	(44.0)	(27.9)
Change in unrecorded tax benefit of losses and temporary differences	67.9	4.2
Other including permanent differences	12.7	(38.5)
Provision for income taxes	304.5	212.7
The tax benefit on the tax rate differential on income and losses outside Canada of $44.0 in the first quarter of 2026 principally related to income taxed at lower rates in the U.S., partially offset by losses tax effected at lower rates in Mauritius. The tax benefit on the tax rate differential on income and losses outside Canada of $27.9 in the first quarter of 2025 principally related to income taxed at lower rates in the U.S.
The change in unrecorded tax benefit of losses and temporary differences in the first quarter of 2026 principally related to unrecorded deferred tax assets in Canada.

15.    Financial Risk Management
Overview
There were no significant changes to the company's risk exposures, including underwriting risk, credit risk, liquidity risk, and various market risks, or the processes used by the company for managing those risk exposures, at March 31, 2026 compared to those identified and discussed in the company's annual consolidated financial statements for the year ended December 31, 2025.

Middle East Conflict
On February 28, 2026 a military conflict erupted between the United States, Israel, and Iran. The length, impact, and outcome of this ongoing military conflict is highly unpredictable and could lead to further significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, trade disputes or trade barriers, changes in consumer or purchaser preferences, as well as an increase in insurance claims related to losses incurred in connection with any of the above disruptions. The company has performed assessments of the potential direct impacts of this military conflict on its operations and concluded that there are no significant impacts to its financial condition at this time as its insurance policies generally exclude acts of war. Given ongoing global economic uncertainties, evolving market conditions may affect the company’s business, financial condition and results of operations.
United States Tariffs
The imposition of tariffs by the United States (the “U.S. Tariffs”) and retaliatory measures between governments may cause multifaceted effects on the economy. The company has performed assessments of the potential direct impacts of the U.S. Tariffs on its operations and concluded that there are no significant impacts at this time. While the company is seeking to mitigate the potential impact on its business, given that developments are ongoing with respect to these tariffs and other measures, their impacts are uncertain and could adversely affect the company's business, financial condition and results of operations.

Underwriting Risk
There were no significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk, at March 31, 2026 compared to December 31, 2025.

Credit Risk
Cash and short term investments
The company’s cash and short term investments, including those of the holding company, are primarily held at major financial institutions in the jurisdictions in which the company operates.
Investments in debt instruments
The composition of the company's investments in bonds, classified according to the higher of each security's respective S&P and Moody's issuer credit rating, is presented in the table below. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher.

	March 31, 2026			December 31, 2025
Issuer Credit Rating	Amortized cost(1)	Carrying value(1)	%	Amortized cost(1)	Carrying value(1)	%
AAA/Aaa	4,466.3	4,484.1	10.5	3,477.0	3,507.3	8.6
AA/Aa	23,324.9	23,510.3	55.0	22,253.5	22,629.2	55.5
A/A	1,823.6	1,825.5	4.3	2,227.5	2,301.5	5.6
BBB/Baa	2,315.0	2,324.8	5.4	2,520.0	2,556.2	6.3
BB/Ba	2,490.0	2,465.4	5.8	1,789.6	1,784.1	4.4
B/B	208.8	210.3	0.5	212.2	221.7	0.5
Lower than B/B	376.8	363.3	0.8	363.3	353.1	0.9
Unrated(2)	7,743.7	7,575.4	17.7	7,728.5	7,405.6	18.2
Total	42,749.1	42,759.1	100.0	40,571.6	40,758.7	100.0
(1)    Excludes the bonds of the Eurolife Life Operations totaling $1,276.5 at March 31, 2026 (December 31, 2025 - $1,403.8) that were classified as held for sale on the consolidated balance sheet. See note 13.
(2)    Includes the company's investments in first mortgage loans at March 31, 2026 of $5,551.9 (December 31, 2025 - $5,402.5) secured by real estate predominantly in the U.S., Europe and Canada.
The increase in bonds rated AAA/Aaa was primarily due to net purchases of Canadian government bonds of $1,032.8. The increase in bonds rated AA/Aa was primarily due to net purchases of U.S. treasury bonds of $1,123.1. The decrease in bonds rated A/A was primarily due to net sales of corporate and other bonds of $250.7. The increase in bonds rated BB/Ba was primarily due to net purchases of other government bonds of $677.6.
Liquidity Risk
The holding company's remaining known significant commitments for 2026 consist of redemptions of $91.8 principal amount of unsecured senior notes due April 2026 (redeemed on April 15, 2026) and Cdn$450.0 principal amount of unsecured senior notes due December 2026 (to be redeemed on May 29, 2026), an annual payment of $165.0 on the note payable of $330.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, potential payments on amounts borrowed from the revolving credit facility, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
The holding company expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $471.1 for the three months ended March 31, 2026, of the maximum available of $4,065.9 in 2026 based on information available at March 31, 2026.
Market Risk
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2026 compared to December 31, 2025.

Fixed income Portfolio
The company's exposure to interest rate risk on the company's fixed income portfolio increased in the first quarter of 2026 primarily due to net purchases of U.S. treasury bonds and Canadian government bonds and the closure of forward contracts with a notional amount of $246.6 to sell long-dated U.S. treasury bonds that were held at December 31, 2025.
Liability for incurred claims of insurance contracts, net of reinsurance
There were no significant changes to the company's exposure to interest rate risk on its liability for incurred claims, net of reinsurance, excluding the company’s life insurance operations (as a provision for life policy benefits is principally included within the LRC), at March 31, 2026 compared to December 31, 2025.
Generally, an increase (a decrease) in interest rates will result in a decrease (an increase) to the carrying values of both the company’s fixed income portfolio and liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company's net earnings is typically partially mitigated.
Market Price Fluctuations
The company has exposure to equity price risk through its equity and equity-related holdings as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings on the company's financial position at March 31, 2026 and December 31, 2025 and results of operations for the three months ended March 31, 2026 and 2025:

	March 31, 2026		December 31, 2025		Pre-tax earnings (loss)
	Exposure/Notional amount(1)	Carrying value(1)	Exposure/Notional amount(1)	Carrying value(1)	First quarter
					2026	2025
Long equity exposures:
Common stocks	9,331.8	9,331.8	9,371.1	9,371.1	132.9	216.8
Bonds and preferred stocks – convertible(2)	476.1	476.1	417.1	417.1	63.3	83.2
Investments in associates(2)(3)(4)	13,704.0	9,176.9	13,154.4	9,138.2	(10.6)	214.0
Equity derivatives(5)	3,376.5	1,808.8	3,657.6	2,088.8	(267.4)	260.7
Other	—	—	—	—	—	4.8
Long equity exposures and financial effects	26,888.4	20,793.6	26,600.2	21,015.2	(81.8)	779.5

(1)    Excludes equity and equity-related holdings of the Eurolife Life Operations totaling $171.9 at March 31, 2026 (December 31, 2025 - $200.7) that were classified as held for sale on the consolidated balance sheet. See note 13.
(2)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(3)    Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
(4)    On March 28, 2025 the company sold its investment in Sigma for total consideration of $327.1 and recorded a net realized gain of $178.7.
(5)    Includes long equity total return swaps, equity warrants and options. Equity exposure for equity warrants and options is the carrying value of the derivatives and for long equity total return swaps it is the notional amount. Pre-tax earnings include net losses of $341.8 during the first quarter of 2026 (2025 - net gains of $97.2) recognized on the company's investment in long equity total return swaps on Fairfax subordinate voting shares.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $44,707.1 at March 31, 2026 compared to $44,517.0 at December 31, 2025.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025

Holding company cash and investments (net of derivative obligations)	2,451.9	2,716.9	2,451.9	2,716.9

Borrowings – holding company(1)	9,559.1	8,848.1	9,559.1	8,848.1
Borrowings – insurance and reinsurance companies(1)	1,643.2	1,607.6	1,643.2	1,607.6
Borrowings – non-insurance companies(1)	2,846.5	3,187.2	—	—
Total debt	14,048.8	13,642.9	11,202.3	10,455.7

Net debt	11,596.9	10,926.0	8,750.4	7,738.8

Common shareholders’ equity	25,782.9	26,282.6	25,782.9	26,282.6
Preferred stock	231.7	231.7	231.7	231.7
Non-controlling interests	4,643.7	4,359.8	3,131.6	3,005.4
Total equity	30,658.3	30,874.1	29,146.2	29,519.7

Net debt/total equity	37.8%	35.4%	30.0%	26.2%
Net debt/net total capital	27.4%	26.1%	23.1%	20.8%
Total debt/total capital	31.4%	30.6%	27.8%	26.2%
Interest coverage(2)	6.4x	9.6x	9.8x	12.6x
Interest and preferred share dividend distribution coverage(2)	6.3x	9.2x	9.6x	11.8x
(1)    At March 31, 2026 the fair value of borrowings - holding company and insurance and reinsurance companies was $11,241.9 (December 31, 2025 - $10,679.0) and the fair value of borrowings - non-insurance companies was $2,848.1 (December 31, 2025 - $3,203.2).
(2)    Coverage ratios are for the three months ended March 31, 2026 and year ended December 31, 2025.

16.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. There were no significant changes to the identifiable assets and liabilities by reporting segment at March 31, 2026 compared to December 31, 2025.

An analysis of insurance revenue and operating income by reporting segment for the three months ended March 31 is presented below:

Quarter ended March 31, 2026

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	2,310.2	3,938.7	1,611.7	7,860.6	72.1	—	7,932.7
Intercompany insurance revenue	(16.8)	(42.1)	(52.9)	(111.8)	—	—	(111.8)
Insurance revenue	2,293.4	3,896.6	1,558.8	7,748.8	72.1	—	7,820.9

Insurance service result	293.2	665.7	141.3	1,100.2	28.8	—	1,129.0
Other insurance operating expenses	(83.0)	(112.2)	(71.0)	(266.2)	(14.7)	—	(280.9)
Interest and dividends(1)	134.4	327.3	99.5	561.2	24.7	(6.1)	579.8
Share of profit of associates	36.7	208.6	25.3	270.6	11.9	39.7	322.2
Non-insurance revenue	—	—	—	—	—	1,724.8	1,724.8
Non-insurance expenses	—	—	—	—	—	(1,721.5)	(1,721.5)
Operating income	381.3	1,089.4	195.1	1,665.8	50.7	36.9	1,753.4
Net finance expense from insurance contracts and reinsurance contract assets held							(137.7)
Net losses on investments							(385.9)
Interest expense							(211.6)
Corporate overhead and other(2)							23.5
Earnings before income taxes							1,041.7
Provision for income taxes							(304.5)
Net earnings							737.2

Attributable to:
Shareholders of Fairfax							695.7
Non-controlling interests							41.5
							737.2

Quarter ended March 31, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	2,174.3	3,878.2	1,474.2	7,526.7	55.3	—	7,582.0
Intercompany insurance revenue	(12.9)	(40.8)	(45.6)	(99.3)	—	—	(99.3)
Insurance revenue	2,161.4	3,837.4	1,428.6	7,427.4	55.3	—	7,482.7

Insurance service result	269.7	225.2	114.2	609.1	(3.5)	—	605.6
Other insurance operating expenses	(78.1)	(103.4)	(70.7)	(252.2)	(17.4)	—	(269.6)
Interest and dividends(1)	126.4	306.9	82.9	516.2	27.4	(2.5)	541.1
Share of profit (loss) of associates	(10.7)	57.4	25.7	72.4	14.6	19.7	106.7
Non-insurance revenue	—	—	—	—	—	2,089.4	2,089.4
Non-insurance expenses	—	—	—	—	—	(2,147.7)	(2,147.7)
Operating income (loss)	307.3	486.1	152.1	945.5	21.1	(41.1)	925.5
Net finance expense from insurance contracts and reinsurance contract assets held							(604.6)
Net gains on investments							1,056.1
Interest expense							(190.4)
Corporate overhead and other(2)							(20.9)
Earnings before income taxes							1,165.7
Provision for income taxes							(212.7)
Net earnings							953.0

Attributable to:
Shareholders of Fairfax							945.7
Non-controlling interests							7.3
							953.0
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	First quarter
	2026	2025
Corporate and other expenses as presented in the consolidated statements of earnings	108.2	108.3
Holding company interest and dividends	(16.5)	(17.5)
Holding company share of profit of associates	(49.3)	(21.9)
Investment management and administration fee income and other	(65.9)	(48.0)
Corporate overhead and other as presented in the tables above	(23.5)	20.9

17.    Expenses
Expenses of the company's insurance and reinsurance companies and non-insurance companies for the three months ended March 31 were comprised as follows:

	March 31, 2026
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,401.1	3,401.1	—	3,401.1	—	3,401.1
Commissions	1,116.2	—	1,116.2	—	1,116.2	—	1,116.2
Cost of sales	—	—	—	—	—	985.7	985.7
Compensation expense	203.7	300.1	503.8	247.6	751.4	378.7	1,130.1
Administrative expense and other	183.7	121.0	304.7	141.5	446.2	357.1	803.3
Total	1,503.6	3,822.2	5,325.8	389.1	5,714.9	1,721.5	7,436.4

As presented in the consolidated statement of earnings:
Insurance service expenses	1,503.6	4,827.8	6,331.4	—	6,331.4	—	6,331.4
Recoveries of insurance service expenses	—	(1,005.6)	(1,005.6)	—	(1,005.6)	—	(1,005.6)
Other insurance operating expenses and Corporate and other expenses	—	—	—	389.1	389.1	—	389.1
Non-insurance expenses	—	—	—	—	—	1,721.5	1,721.5
Total	1,503.6	3,822.2	5,325.8	389.1	5,714.9	1,721.5	7,436.4

	March 31, 2025
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,728.6	3,728.6	—	3,728.6	—	3,728.6
Commissions	1,073.3	—	1,073.3	—	1,073.3	—	1,073.3
Cost of sales	—	—	—	—	—	1,339.2	1,339.2
Compensation expense	189.0	266.2	455.2	235.6	690.8	328.3	1,019.1
Administrative expense and other	156.0	134.2	290.2	142.3	432.5	480.2	912.7
Total	1,418.3	4,129.0	5,547.3	377.9	5,925.2	2,147.7	8,072.9

As presented in the consolidated statement of earnings:
Insurance service expenses	1,418.3	5,183.7	6,602.0	—	6,602.0	—	6,602.0
Recoveries of insurance service expenses	—	(1,054.7)	(1,054.7)	—	(1,054.7)	—	(1,054.7)
Other insurance operating expenses and Corporate and other expenses	—	—	—	377.9	377.9	—	377.9
Non-insurance expenses	—	—	—	—	—	2,147.7	2,147.7
Total	1,418.3	4,129.0	5,547.3	377.9	5,925.2	2,147.7	8,072.9
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting losses and ceded losses on claims recorded in the period, changes in loss components and changes in risk adjustment.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of April 30, 2026)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three months ended March 31, 2026, and the notes to the MD&A in the company's 2025 Annual Report.

(2)In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

(4)Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company's measures and ratios, which include:
Supplementary Financial Measures – Net insurance revenue, net insurance service expenses, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $15.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance reporting segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.
Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios, including the combined ratio, undiscounted, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance for the first quarter of 2026
Net earnings attributable to shareholders of Fairfax

Property and Casualty Insurance and Reinsurance Operations
Highlights for the first quarter of 2026, with comparisons to the first quarter of 2025 except as otherwise noted, included the following:
•The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment and other, the latter two of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	First quarter
	2026				2025
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	293.2	665.7	141.3	1,100.2	269.7	225.2	114.2	609.1
Other insurance operating expenses	(83.0)	(112.2)	(71.0)	(266.2)	(78.1)	(103.4)	(70.7)	(252.2)
Discounting of losses and ceded losses on claims recorded in the period	(121.8)	(278.8)	(36.7)	(437.3)	(118.5)	(317.1)	(29.8)	(465.4)
Changes in the risk adjustment and other(1)	(12.6)	(15.0)	12.5	(15.1)	5.8	181.5	18.1	205.4
Underwriting profit (loss)	75.8	259.7	46.1	381.6	78.9	(13.8)	31.8	96.9
Interest and dividends	134.4	327.3	99.5	561.2	126.4	306.9	82.9	516.2
Share of profit (loss) of associates	36.7	208.6	25.3	270.6	(10.7)	57.4	25.7	72.4
Adjusted operating income	246.9	795.6	170.9	1,213.4	194.6	350.5	140.4	685.5

Combined ratios, discounted(2)	85.1%	79.9%	87.3%	82.8%	85.5%	93.1%	88.3%	90.0%
Combined ratios, undiscounted(3)	96.0%	92.5%	95.8%	94.1%	95.5%	100.4%	96.7%	98.5%
Adjusted operating income interest coverage(4)(5)				8.7x				6.0x
Adjusted operating income interest and preferred share dividend distribution coverage(4)(6)				8.5x				5.4x
(1)    Other primarily reflects differences in reserving methodology and other underwriting-related adjustments in the Global Insurers and Reinsurers reporting segment included within underwriting profit.
(2)    A performance measure of underwriting results under IFRS 17, calculated as net insurance service expenses expressed as a percentage of net insurance revenue.
(3)    A traditional performance measure of underwriting results within the property and casualty industry.
(4)    Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.
(5)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.
(6)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Insurance service result
•The insurance service result of the property and casualty insurance and reinsurance operations increased to $1,100.2 in the first quarter of 2026 from $609.1 in the first quarter of 2025, primarily reflecting decreased current period catastrophe losses of $119.3 or 1.8 combined ratio points on an undiscounted basis (2025 - $781.3 or 12.7 combined ratio points, primarily comprising the California Wildfires) and higher net insurance revenue across each of the reporting segments.

Underwriting performance
•Adjusted operating income of the property and casualty insurance and reinsurance operations (as presented in the table above) increased by 77.0% to $1,213.4 in the first quarter of 2026 from $685.5 in the first quarter of 2025, primarily reflecting increased underwriting profit, principally at the Global Insurers and Reinsurers reporting segment due to significantly lower current period catastrophe losses, and increased share of profit of associates and interest and dividends.
•The company's property and casualty insurance and reinsurance operations achieved strong underwriting results in the first quarter of 2026, with underwriting profit of $381.6 and an undiscounted combined ratio of 94.1%, compared to $96.9 and 98.5% in the first quarter of 2025. The significant increase in underwriting profit primarily reflected substantially lower current period catastrophe losses, continued growth in new business, principally within the International Insurers and Reinsurers reporting segment reflecting strong growth at Gulf Insurance, and modest rate increases in certain key segments, partially offset by ongoing competitive pricing pressure in other segments. Underwriting results continue to reflect net favourable prior year reserve development, which provided a benefit of $86.1 or 1.3 combined ratio points in the first quarter of 2026 (2025 - $219.1 or 3.5 combined ratio points). The underwriting performance by reporting segment was as follows:

	First quarter
	2026				2025
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit (loss)	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit (loss)
North American Insurers
Northbridge	505.4	450.2	94.1%	30.8	507.5	438.0	92.1%	39.6
Crum & Forster	1,415.1	1,064.2	95.5%	52.3	1,455.1	1,122.1	95.4%	50.3
Zenith National	270.4	278.9	103.7%	(7.3)	246.2	253.3	106.3%	(11.0)
	2,190.9	1,793.3	96.0%	75.8	2,208.8	1,813.4	95.5%	78.9
Global Insurers and Reinsurers
Allied World	2,240.5	1,740.5	93.4%	82.1	2,160.5	1,714.3	95.7%	54.0
Odyssey Group	1,524.1	1,465.4	91.1%	123.3	1,542.1	1,492.4	105.8%	(85.4)
Brit	810.5	627.8	93.0%	43.3	781.0	588.7	97.6%	14.4
Ki	227.6	181.2	94.7%	11.0	203.8	173.7	98.3%	3.2
	4,802.7	4,014.9	92.5%	259.7	4,687.4	3,969.1	100.4%	(13.8)
International Insurers and Reinsurers	1,745.8	1,249.8	95.8%	46.1	1,499.3	992.1	96.7%	31.8
Property and casualty insurance and reinsurance	8,739.4	7,058.0	94.1%	381.6	8,395.5	6,774.6	98.5%	96.9
•Net premiums written by the property and casualty insurance and reinsurance operations increased 4.2% to $7,058.0 in the first quarter of 2026 from $6,774.6 in the first quarter of 2025, and gross premiums written increased by 4.1%. The increase in gross premiums written in the first quarter of 2026 primarily reflected higher business volumes within the International Insurers and Reinsurers reporting segment, principally at Gulf Insurance, and modest growth within the Global Insurers and Reinsurers reporting segment, principally at Brit and Allied World, partially offset by a modest reduction within the North American Insurers reporting segment as the operating companies maintained disciplined underwriting.
•On February 28, 2026 the United States and Israel commenced joint military operations in Iran, escalating the conflict in the Middle East, which is contributing to heightened global risk and increased volatility in global financial markets. The company has operations across the Gulf region primarily through Gulf Insurance, where certain markets and lines of business have been affected by the conflict. The company’s diversified geographic footprint and product mix help mitigate the impact of geopolitical risk in the region. Gulf Insurance did not report materially increased claims activity resulting from the conflict in the first quarter of 2026, but may have potential future exposure to the conflict, principally within marine, political risk and other specialty lines. Coverage for war‑related events is generally excluded under the company's standard policy terms or included with substantial reinsurance protection, which limits the company’s net loss exposure.

Effects of discounting and risk adjustment recognized in the consolidated statement of earnings
•The total effects of discounting and risk adjustment recognized in the consolidated statement of earnings were comprised as follows:

	First quarter
	2026	2025
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance expense from insurance contracts	(187.3)	(813.4)
Net finance income from reinsurance contract assets held	49.6	208.8
Net finance expense from insurance contracts and reinsurance contract assets held	(137.7)	(604.6)
Effects of discounting for future periods and risk adjustment recognized in insurance service result:
Discounting of losses and ceded losses on claims recorded in the period	433.2	455.9
Changes in the risk adjustment	(29.9)	(64.0)
Effects included in insurance service result	403.3	391.9
Total pre-tax net benefit (cost) in the consolidated statement of earnings	265.6	(212.7)
During the first quarter of 2026 the company recorded a total pre-tax net benefit of $265.6, principally related to the net benefit of discounting losses and ceded losses on claims of $433.2 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held of $137.7. The net finance expense of $137.7 during the first quarter of 2026 consisted of interest accretion resulting from claims progressing toward settlement of $317.2, partially offset by the effects of increased discount rates during the period on prior years' net losses on claims of $179.5.
During the first quarter of 2025, as interest rates decreased, the company recorded a total pre-tax net cost of $212.7, principally related to net finance expense from insurance contracts and reinsurance contract assets held of $604.6, partially offset by the net benefit of discounting losses and ceded losses on claims of $455.9 (recognized in the insurance service result as a reduction to losses and ceded losses on claims). The net finance expense during the first quarter of 2025 of $604.6 consisted of interest accretion resulting from the unwinding of the effects of discounting as claims progress toward settlement of $336.3 and the effects of decreases in discount rates during the period on prior years' net losses on claims of $268.3.
•Generally, an increase (a decrease) in interest rates will result in a decrease (an increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company's net earnings is typically partially mitigated. A net loss of $184.4 in the first quarter of 2026 from the effects of increases in discount rates was comprised of net losses recorded on the company’s bond portfolio of $363.9, partially offset by a net benefit on insurance contracts and reinsurance contract assets held of $179.5. A net benefit of $120.1 in the first quarter of 2025 from the effects of decreases in discount rates was comprised of net gains recorded on the company’s bond portfolio of $388.4, partially offset by a net loss on insurance contracts and reinsurance contract assets held of $268.3.
•The table that follows presents the company's total effects of discounting and risk adjustment and the net gains (losses) on bonds recognized in the consolidated statement of earnings for the three months ended March 31, 2026 and 2025, set out in a format the company believes assists in understanding the company's net exposure to interest rate risk.

	First quarter
	2026	2025
Discounting of losses and ceded losses on claims recorded in the period, and changes in the risk adjustment (recognized in insurance service result)	403.3	391.9
Interest accreted to insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(317.2)	(336.3)
	86.1	55.6

Effect of changes in discount rates on total bonds (recognized in net gains (losses) on investments)	(363.9)	388.4
Effect of changes in discount rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	179.5	(268.3)
Net benefit (loss) from changes in discount rates in consolidated statement of earnings	(184.4)	120.1
Total pre-tax net benefit (loss) in the consolidated statement of earnings	(98.3)	175.7
•Refer to note 8 (Insurance Contract Liabilities) to the interim consolidated financial statements for the three months ended March 31, 2026 for details of the discount rates applied to losses and ceded losses on claims recorded in the period.

Investment Performance
Interest and dividends
•Consolidated interest and dividends of $662.1 in the first quarter of 2026 increased from $606.5 in the first quarter of 2025, with higher interest and dividend income earned principally due to net purchases of U.S. treasury bonds, other government bonds and first mortgage loans during 2025 and the first quarter of 2026.
•At March 31, 2026 the company's insurance and reinsurance companies held portfolio investments of $70.7 billion (excluding Fairfax India's portfolio of $1.9 billion), of which approximately $7.0 billion was in cash and short term investments and $36.7 billion was in government and high quality corporate bonds, representing 10.0% and 52.0% of those portfolio investments.
•The company's fixed income portfolio is conservatively positioned with 76% of the fixed income portfolio invested in U.S. treasuries and other government bonds and 13% in high quality corporate bonds, primarily short-dated, with an average term to maturity on the bond portfolio of 3.0 years.
Share of profit of associates
•Consolidated share of profit of associates of $371.5 in the first quarter of 2026 principally reflected share of profit of $128.6 from Eurobank, $116.6 from Waterous Energy Fund III, a limited partnership investment that recorded unrealized mark-to-market gains on a publicly traded common stock holding, and $76.8 from Poseidon.
Net gains (losses) on investments
•Net losses on investments of $385.9 in the first quarter of 2026 consisted of the following:

	First quarter
	2026
	Net realized gains	Net change in unrealized gains (losses)	Net gains (losses) on investments
Equity exposures	21.5	(103.3)	(81.8)
Bonds	63.1	(427.0)	(363.9)
Other	19.5	40.3	59.8
	104.1	(490.0)	(385.9)

•Net losses on equity exposures of $81.8 in the first quarter of 2026 were primarily comprised of net losses of $341.8 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares, partially offset by net gains of $132.9 on common stocks and net gains of $103.8 on convertible bonds and equity warrants.
•Net losses on bonds of $363.9 in the first quarter of 2026 were principally comprised of net losses on U.S. treasuries of $172.6, other government bonds of $102.5 and corporate and other bonds of $79.6, primarily reflecting changes in interest rates. As discussed within the section "Effects of discounting and risk adjustment recognized in the consolidated statement of earnings" above, movements in interest rates generally affect the discount rates used to discount the company's liability for incurred claims, net of reinsurance. As a result of changes in discount rates consistent with the characteristics and duration of expected cash flows, the company recorded a net benefit on prior years' claims of $179.5 in the first quarter of 2026.
Non-insurance companies
•Non-insurance companies reported operating income of $36.9 in the first quarter of 2026 compared to an operating loss of $41.1 in the first quarter of 2025, primarily reflecting strong share of profit of associates at Fairfax India, partially offset by non-recurring expenses at AGT in connection with its initial public offering.
Financial Condition
•Maintaining an emphasis on financial soundness, at March 31, 2026 the holding company held $2,452.7 of cash and investments (December 31, 2025 - $2,724.9), had drawn $300.0 of its $2.0 billion unsecured revolving credit facility and had an additional $2.1 billion, at fair value, of investments in associates and market traded consolidated non-insurance companies.
•At March 31, 2026 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $3,921.8 compared to $3,139.6 at December 31, 2025, with the increased excess principally related to the announced sale of approximately half of the company's equity interest in Poseidon, which is described below under "Business Developments". The pre-tax excess of $3,921.8 is not reflected in the company’s book value per share, but is regularly reviewed by management as an indicator of investment performance. Refer to the Financial Condition section of this MD&A, under the heading "Book Value Per Basic Share", for details.

•The company's consolidated total debt to total capital ratio, excluding non-insurance companies, increased to 27.8% at March 31, 2026 from 26.2% at December 31, 2025, reflecting increased total debt (principally the issuances of unsecured senior notes described in note 11 (Borrowings) to the interim consolidated financial statements for the three months ended March 31, 2026) and decreased common shareholders' equity (described below). Subsequent to March 31, 2026, the company redeemed at maturity its $91.8 principal amount of 8.30% unsecured senior notes due April 15, 2026, and announced its intention to redeem, on May 29, 2026, all of its outstanding Cdn$450.0 principal amount of 4.70% unsecured senior notes due December 16, 2026.
•Common shareholders’ equity decreased by $499.7 to $25,782.9 at March 31, 2026 from $26,282.6 at December 31, 2025, primarily reflecting:
◦purchases of 374,883 subordinate voting shares for cancellation for cash consideration of $631.3, or $1,683.97 per share;
◦payments of common share dividends of $329.1; and
◦other comprehensive loss of $227.3, or approximately $11 per common share, primarily related to unrealized foreign currency translation losses net of hedges due to the strengthening of the U.S. dollar against various currencies. The company views these unrealized foreign currency movements as market fluctuations similar to unrealized gains or losses on its equity and fixed income portfolios; partially offset by
◦net earnings attributable to shareholders of Fairfax of $695.7.
•Book value per basic share was $1,250.14 at March 31, 2026 compared to $1,260.19 at December 31, 2025, representing a decrease per basic share in the first quarter of 2026 of 0.8% (an increase of 0.5% adjusted to include the $15.00 per common share dividend paid in the first quarter of 2026). At March 31, 2026 there were 20,624,032 common shares effectively outstanding.
Business Developments
•The company expects to close several transactions in the second quarter of 2026:
◦On March 10, 2026 the company entered into agreements to sell approximately half of its equity interest in Poseidon for cash consideration of $28.30 per share for aggregate proceeds of approximately $1.9 billion. Following the sales, the company will retain an equity ownership of approximately 22.2% of Poseidon. The pre-tax gain on closing is approximately $837.
◦On February 16, 2026 the company and Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”) entered into a definitive merger agreement pursuant to which Kennedy Wilson will be acquired, in an all cash-transaction, by a consortium led by certain senior executives of Kennedy Wilson, together with the company (collectively, the “Consortium”). The Consortium will acquire all outstanding common shares of Kennedy Wilson not already owned by members of the Consortium for $10.90 per share in cash. The company has committed to provide the Consortium with funding of up to $1.65 billion, principally to fund the transaction’s cash purchase price.
◦On October 13, 2025 the company announced that it had entered into a term sheet with Eurobank pursuant to which Eurobank will acquire the company's 80.0% equity interest in the life insurance operations of Eurolife (the "Eurolife Life Operations") for cash consideration of approximately $935 (€813). The pre-tax gain on closing is currently estimated at approximately $350.
•Refer to note 6 (Investments in Associates) and note 13 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2026 for details of the above transactions.

Sources of Income
Income as presented in the interim consolidated financial statements for the first quarters of 2026 and 2025 was comprised as follows:

	First quarter
	2026	2025
Insurance revenue:
North American Insurers	2,293.4	2,161.4
Global Insurers and Reinsurers	3,896.6	3,837.4
International Insurers and Reinsurers	1,558.8	1,428.6
Property and Casualty Insurance and Reinsurance	7,748.8	7,427.4
Life insurance and Run-off	72.1	55.3
Consolidated insurance revenue	7,820.9	7,482.7
Interest and dividends	662.1	606.5
Share of profit of associates	371.5	128.6
Net gains (losses) on investments	(385.9)	1,056.1
Non-insurance revenue	1,724.8	2,089.4
Total income	10,193.4	11,363.3
Income of $10,193.4 in the first quarter of 2026 decreased from $11,363.3 in the first quarter of 2025 principally reflecting net losses on investments compared with net gains on investments in the first quarter of 2025 and lower non-insurance revenue, partially offset by growth in insurance revenue, higher share of profit of associates and increased interest and dividends.
The increase in insurance revenue during the first quarter of 2026 of $338.2 or 4.5% was primarily in the North American Insurers reporting segment, principally at Crum & Forster (rate increases across most lines of business) and Zenith National (growth in workers' compensation business), and in the International Insurers and Reinsurers reporting segment, principally at Gulf Insurance (growth across medical and motor lines of business), Fairfax Latin America (largely at Fairfax Latam across most operating companies and across various lines of business), Bryte (growth in property and motor lines) and Fairfax Central and Eastern Europe, primarily at Colonnade Insurance (growth across all lines of business). The increase in insurance revenue was also positively impacted by the strengthening of certain local currencies relative to the U.S. dollar, measured using average foreign exchange rates. Refer to the Components of Net Earnings section of this MD&A for details by reporting segment.
A detailed analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the first quarters of 2026 and 2025 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.
An analysis of non-insurance revenue for the first quarters of 2026 and 2025 is provided in the Underwriting and Operating Income section of this MD&A, under the heading "Non-insurance companies".

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three months ended March 31, 2026 and 2025 using amounts presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2026, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the combined ratios, discounted and undiscounted, and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and the Non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Also excluded from operating income (loss) is net finance expense from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money, including changes in discount rates.

	First quarter
	2026	2025
Combined ratios, discounted - Property and Casualty Insurance and Reinsurance
North American Insurers	85.1%	85.5%
Global Insurers and Reinsurers	79.9%	93.1%
International Insurers and Reinsurers	87.3%	88.3%
Consolidated	82.8%	90.0%

Combined ratios, undiscounted - Property and Casualty Insurance and Reinsurance
North American Insurers	96.0%	95.5%
Global Insurers and Reinsurers	92.5%	100.4%
International Insurers and Reinsurers	95.8%	96.7%
Consolidated	94.1%	98.5%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	293.2	269.7
Global Insurers and Reinsurers	665.7	225.2
International Insurers and Reinsurers	141.3	114.2
Insurance service result	1,100.2	609.1
Other insurance operating expenses	(266.2)	(252.2)
Interest and dividends	561.2	516.2
Share of profit of associates	270.6	72.4
Operating income - Property and Casualty Insurance and Reinsurance	1,665.8	945.5
Operating income - Life insurance and Run-off	50.7	21.1
Operating income (loss) - Non-insurance companies	36.9	(41.1)
Net finance expense from insurance contracts and reinsurance contract assets held	(137.7)	(604.6)
Net gains (losses) on investments	(385.9)	1,056.1
Interest expense	(211.6)	(190.4)
Corporate overhead and other	23.5	(20.9)
Earnings before income taxes	1,041.7	1,165.7
Provision for income taxes	(304.5)	(212.7)
Net earnings	737.2	953.0

Attributable to:
Shareholders of Fairfax	695.7	945.7
Non-controlling interests	41.5	7.3
	737.2	953.0

The discussion that follows makes reference to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. For a reconciliation of insurance service result to underwriting profit for the property and casualty insurance and reinsurance operations, see the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Property and Casualty Insurance and Reinsurance Operations".

Insurance Service Result - Property and Casualty Insurance and Reinsurance
The increase in the insurance service result of the property and casualty insurance and reinsurance operations in the first quarter of 2026 of $491.1, or 80.6%, principally reflected increases across all reporting segments, driven primarily by significantly lower current period catastrophe losses, primarily the California Wildfires which were included in the first quarter of 2025 and increased net insurance revenue, partially offset by decreased net favourable prior year reserve development and higher insurance acquisition and underwriting expenses in each reporting segment. The increase in the insurance service result of the Global Insurers and Reinsurers reporting segment primarily reflected significantly lower current period catastrophe losses of $100.3, or 2.9 combined ratio points, on an undiscounted basis (2025 - $748.4 or 21.7 combined ratio points, primarily the California Wildfires). The increase in the insurance service result was partially offset by decreased net favourable prior year reserve development at Brit and Allied World. The increase in the insurance service result of the North American Insurers reporting segment primarily reflected increases at Crum & Forster, driven by continued growth in net insurance revenue, lower insurance acquisition expenses and lower current period catastrophe losses. The increase in the insurance service result of the International Insurers and Reinsurers reporting segment primarily reflected higher insurance revenue, driven by growth at Gulf Insurance across its medical and automobile lines of business and at Fairfax Central and Eastern Europe, principally at Colonnade Insurance, partially offset by higher insurance service expenses.
Underwriting Profit - Property and Casualty Insurance and Reinsurance
The company's property and casualty insurance and reinsurance operations produced underwriting profit of $381.6 (undiscounted combined ratio of 94.1%) in the first quarter of 2026 compared to underwriting profit of $96.9 (undiscounted combined ratio of 98.5%) in the first quarter of 2025, primarily reflecting the same factors as noted above for the insurance service result.
The following table presents the components of the company's undiscounted combined ratios, a key performance measure of underwriting profit, for the three months ended March 31, 2026 and 2025:

	First quarter
Property and Casualty Insurance and Reinsurance	2026	2025
Underwriting profit	381.6	96.9

Losses on claims - accident year	63.3%	71.2%
Commissions	17.1%	17.0%
Underwriting expenses	15.0%	13.8%
Combined ratio, undiscounted - accident year	95.4%	102.0%
Net favourable prior year reserve development	(1.3)%	(3.5)%
Combined ratio, undiscounted - calendar year	94.1%	98.5%
Net favourable prior year reserve development, on an undiscounted basis, for the three months ended March 31, 2026 and 2025 was comprised as follows:

	First quarter
Property and Casualty Insurance and Reinsurance	2026	2025
North American Insurers	(17.0)	(17.0)
Global Insurers and Reinsurers	(15.6)	(154.5)
International Insurers and Reinsurers	(53.5)	(47.6)
Net favourable prior year reserve development	(86.1)	(219.1)

Net favourable prior year reserve development, on an undiscounted basis, of $86.1 in the first quarter of 2026 reflected favourable emergence within each of the reporting segments, primarily at the International Insurers and Reinsurers reporting segment (across most operating companies within the reporting segment, led by Fairfax Central and Eastern Europe, principally at Colonnade Insurance across its casualty and property lines of business, as well as at Fairfax Latin America, largely at Southbridge Chile within property and specialty lines and at La Meridional in property lines, and at Bryte Insurance, primarily across its property, liability and engineering portfolios).
Current period catastrophe losses, on an undiscounted basis, for the three months ended March 31, 2026 and 2025 were comprised as follows:

	First quarter
	2026			2025
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
California wildfires	—	—		692.1	11.2
Other	119.3	1.8		89.2	1.5
Total catastrophe losses	119.3	1.8	points	781.3	12.7	points
(1)    Net of reinstatement premiums.

The commission expense ratio increased modestly to 17.1% in the first quarter of 2026 from 17.0% in the first quarter of 2025, reflecting increased net average commissions at each of the companies within the Global Insurers and Reinsurers and North American Insurers reporting segments except for Crum & Forster, which experienced a decline in average commissions, and Allied World, which remained flat. The increase in the commission expense ratio was partially offset by a decrease at the International Insurers and Reinsurers reporting segment during the first quarter of 2026, primarily at Gulf Insurance due to changes in the mix of business written, partially offset by an increase at Fairfax Latin America due to growth in business with higher commission expenses at Southbridge Colombia.
The underwriting expense ratio increased to 15.0% in the first quarter of 2026 from 13.8% in the first quarter of 2025, reflecting increases at each of the reporting segments, principally at the Global Insurers and Reinsurers reporting segment due to increased compensation costs. At the International Insurers and Reinsurers reporting segment, the increase was primarily at Fairfax Latin America (largely Southbridge Colombia's investments in strategic distribution channels) and at Gulf Insurance (increase in compensation, information technology and other administrative expenses).
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the three months ended March 31, 2026 and 2025 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.
An analysis of net finance expense from insurance contracts and reinsurance contract assets held for the three months ended March 31, 2026 and 2025 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.
Net earnings attributable to shareholders of Fairfax was $695.7 (net earnings of $33.38 per basic share and $31.11 per diluted share) in the first quarter of 2026 compared to net earnings of $945.7 (net earnings of $46.10 per basic share and $42.70 per diluted share) in the first quarter of 2025. The decrease in profitability in the first quarter of 2026 primarily reflected net losses on investments compared to net gains on investments in the first quarter of 2025, partially offset by increased operating income from the property and casualty insurance and reinsurance operations and decreased net finance expense from insurance contracts and reinsurance contract assets held.

Net Earnings by Reporting Segment
The company's sources of net earnings shown by reporting segment are set out below for the three months ended March 31, 2026 and 2025. In the Elimination and adjustments column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate and other expenses by the Corporate and Other category.
Quarter ended March 31, 2026

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,293.4	3,896.6	1,558.8	7,748.8	72.1	—	—	—	7,820.9
Intercompany	16.8	42.1	52.9	111.8	—	—	—	(111.8)	—
Insurance revenue	2,310.2	3,938.7	1,611.7	7,860.6	72.1	—	—	(111.8)	7,820.9
Insurance service expenses	(1,966.4)	(3,176.0)	(1,271.0)	(6,413.4)	(42.8)	—	—	124.8	(6,331.4)
Net insurance result	343.8	762.7	340.7	1,447.2	29.3	—	—	13.0	1,489.5
Cost of reinsurance	(346.4)	(623.6)	(498.1)	(1,468.1)	(9.7)	—	—	111.8	(1,366.0)
Recoveries of insurance service expenses	295.8	526.6	298.7	1,121.1	9.2	—	—	(124.7)	1,005.6
Net reinsurance result	(50.6)	(97.0)	(199.4)	(347.0)	(0.5)	—	—	(12.9)	(360.4)
Insurance service result	293.2	665.7	141.3	1,100.2	28.8	—	—	0.1	1,129.1
Other insurance operating expenses	(83.0)	(112.2)	(71.0)	(266.2)	(14.7)	—	—	—	(280.9)
Interest and dividends	134.4	327.3	99.5	561.2	24.7	(6.1)	16.5	65.8	662.1
Share of profit of associates	36.7	208.6	25.3	270.6	11.9	39.7	49.3	—	371.5
Other:
Non-insurance revenue	—	—	—	—	—	1,724.8	—	—	1,724.8
Non-insurance expenses	—	—	—	—	—	(1,721.5)	—	—	(1,721.5)
Operating income	381.3	1,089.4	195.1	1,665.8	50.7	36.9	65.8	65.9	1,885.1
Net finance expense from insurance contracts and reinsurance contract assets held	(44.5)	(70.1)	(21.1)	(135.7)	(2.0)	—	—	—	(137.7)
Net gains (losses) on investments	70.7	228.6	(178.4)	120.9	(44.8)	(166.5)	(295.5)	—	(385.9)
Interest expense	(1.7)	(22.0)	(3.6)	(27.3)	(0.2)	(67.5)	(116.7)	0.1	(211.6)
Corporate and other expenses	(11.5)	(25.4)	(10.1)	(47.0)	(0.2)	—	5.0	(66.0)	(108.2)
Earnings (loss) before income taxes	394.3	1,200.5	(18.1)	1,576.7	3.5	(197.1)	(341.4)	—	1,041.7
Provision for income taxes									(304.5)
Net earnings									737.2

Attributable to:
Shareholders of Fairfax									695.7
Non-controlling interests									41.5
									737.2

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,473.3	2,367.2	935.0	4,775.5
Prior year reserve development and release of risk adjustment on prior year claims	(86.0)	(49.1)	(50.3)	(185.4)
Losses on claims - calendar year	1,387.3	2,318.1	884.7	4,590.1
Commissions	365.2	567.9	205.0	1,138.1
Other underwriting expenses	213.9	290.0	181.3	685.2
Insurance service expenses	1,966.4	3,176.0	1,271.0	6,413.4

Quarter ended March 31, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,161.4	3,837.4	1,428.6	7,427.4	55.3	—	—	—	7,482.7
Intercompany	12.9	40.8	45.6	99.3	—	—	—	(99.3)	—
Insurance revenue	2,174.3	3,878.2	1,474.2	7,526.7	55.3	—	—	(99.3)	7,482.7
Insurance service expenses	(1,822.8)	(3,654.8)	(1,150.7)	(6,628.3)	(61.2)	—	—	87.5	(6,602.0)
Net insurance result	351.5	223.4	323.5	898.4	(5.9)	—	—	(11.8)	880.7
Cost of reinsurance	(319.9)	(603.5)	(497.4)	(1,420.8)	(8.2)	—	—	99.3	(1,329.7)
Recoveries of insurance service expenses	238.1	605.3	288.1	1,131.5	10.6	—	—	(87.4)	1,054.7
Net reinsurance result	(81.8)	1.8	(209.3)	(289.3)	2.4	—	—	11.9	(275.0)
Insurance service result	269.7	225.2	114.2	609.1	(3.5)	—	—	0.1	605.7
Other insurance operating expenses	(78.1)	(103.4)	(70.7)	(252.2)	(17.4)	—	—	—	(269.6)
Interest and dividends	126.4	306.9	82.9	516.2	27.4	(2.5)	17.5	47.9	606.5
Share of profit (loss) of associates	(10.7)	57.4	25.7	72.4	14.6	19.7	21.9	—	128.6
Other:
Non-insurance revenue	—	—	—	—	—	2,089.4	—	—	2,089.4
Non-insurance expenses	—	—	—	—	—	(2,147.7)	—	—	(2,147.7)
Operating income (loss)	307.3	486.1	152.1	945.5	21.1	(41.1)	39.4	48.0	1,012.9
Net finance expense from insurance contracts and reinsurance contract assets held	(156.0)	(408.2)	(21.5)	(585.7)	(18.9)	—	—	—	(604.6)
Net gains (losses) on investments	287.1	624.3	(105.1)	806.3	24.9	(36.7)	261.6	—	1,056.1
Interest expense	(1.6)	(14.5)	(4.5)	(20.6)	(0.2)	(73.5)	(96.2)	0.1	(190.4)
Corporate and other expenses	(11.9)	(19.6)	(9.3)	(40.8)	(0.2)	—	(19.2)	(48.1)	(108.3)
Earnings (loss) before income taxes	424.9	668.1	11.7	1,104.7	26.7	(151.3)	185.6	—	1,165.7
Provision for income taxes									(212.7)
Net earnings									953.0

Attributable to:
Shareholders of Fairfax									945.7
Non-controlling interests									7.3
									953.0

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,331.1	2,957.6	946.8	5,235.5
Prior year reserve development and release of risk adjustment on prior year claims	(81.3)	(110.2)	(115.5)	(307.0)
Losses on claims - calendar year	1,249.8	2,847.4	831.3	4,928.5
Commissions	368.6	549.2	176.0	1,093.8
Other underwriting expenses	204.4	258.2	143.4	606.0
Insurance service expenses	1,822.8	3,654.8	1,150.7	6,628.3

Components of Net Earnings
Underwriting and Operating Income
Presented below is the insurance service result, reconciled to underwriting profit, of each of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the three months ended March 31, 2026 and 2025. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments, by reporting segment, for the three months ended March 31, 2026 and 2025 are presented in the Net Earnings by Reporting Segment section of this MD&A, and additional details of investments are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

    North American Insurers

	First quarter
	2026	2025
Combined ratio, discounted	85.1%	85.5%

Combined ratio, undiscounted:
Loss & LAE - accident year	65.5%	64.3%
Commissions	15.0%	15.9%
Underwriting expenses	16.4%	16.3%
Combined ratio, undiscounted - accident year	96.9%	96.5%
Net favourable prior year reserve development	(0.9)%	(1.0)%
Combined ratio, undiscounted - calendar year	96.0%	95.5%

Gross premiums written	2,190.9	2,208.8
Net premiums written	1,793.3	1,813.4
Net insurance revenue(1)	1,963.8	1,854.4

Insurance service result	293.2	269.7
Other insurance operating expenses	(83.0)	(78.1)
Discounting of losses and ceded losses on claims recorded in the period	(121.8)	(118.5)
Changes in the risk adjustment and other	(12.6)	5.8
Underwriting profit	75.8	78.9
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.
Insurance service result
North American Insurers reported an insurance service result of $293.2 and a discounted combined ratio of 85.1% in the first quarter of 2026 compared to an insurance service result of $269.7 and a discounted combined ratio of 85.5% in the first quarter of 2025. The increase in the first quarter of 2026 of $23.5 reflected increases at Crum & Forster (driven by continued growth in net insurance revenue, including rate increases across most lines of business, decreased insurance acquisition expenses and current period catastrophe losses, partially offset by increased non-catastrophe losses in the accident and health and commercial automobile lines of business) and at Northbridge (primarily reflecting improved current year loss experience in the commercial automobile and personal property lines of business, partially offset by large losses in commercial property), partially offset by a decrease at Zenith National (reflecting increased losses in the workers' compensation business, partially offset by growth in net insurance revenue).

The operating companies comprising the North American Insurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in the first quarters of 2026 and 2025 as set out in the following table:

	Combined ratios, discounted		Net insurance revenue		Insurance service result
	First quarter		First quarter		First quarter
	2026	2025	2026	2025	2026	2025
Northbridge	84.5%	84.3%	521.9	508.9	80.9	79.8
Crum & Forster	83.9%	84.9%	1,247.3	1,170.5	200.6	177.0
Zenith National	94.0%	92.6%	194.6	175.0	11.7	12.9
North American Insurers	85.1%	85.5%	1,963.8	1,854.4	293.2	269.7
Underwriting profit
North American Insurers produced an underwriting profit of $75.8 and an undiscounted combined ratio of 96.0% in the first quarter of 2026 compared to an underwriting profit of $78.9 and an undiscounted combined ratio of 95.5% in the first quarter of 2025. The modest decrease in underwriting profitability in the first quarter of 2026 reflected a decrease at Northbridge (increased large losses in the commercial property line of business and increased commissions expense driven by a change in business mix, partially offset by improved loss experience in the commercial automobile and personal property lines of business), partially offset by an increase at Crum & Forster (increased net premiums earned driven by the accident and health and surplus and specialty lines of business, decreased commissions expense driven by a shift to lower commission business in the accident and health and surplus and specialty lines of business, and decreased catastrophe losses, partially offset by higher attritional loss experience in the surplus and specialty and accident and health lines of business and increased underwriting expenses driven by increased personnel costs) and a decrease in the underwriting loss at Zenith National (increased net premiums earned driven by growth in workers' compensation business and lower underwriting expenses, partially offset by higher attritional losses in the workers' compensation business).
The operating companies comprising the North American Insurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the first quarters of 2026 and 2025 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit (loss)
	First quarter		First quarter
	2026	2025	2026	2025
Northbridge	94.1%	92.1%	30.8	39.6
Crum & Forster	95.5%	95.4%	52.3	50.3
Zenith National	103.7%	106.3%	(7.3)	(11.0)
North American Insurers	96.0%	95.5%	75.8	78.9

The current accident year loss and loss adjustment expense ratio increased to 65.5% in the first quarter of 2026 from 64.3% in the first quarter of 2025, primarily reflecting higher attritional loss experience in the surplus and specialty and accident and health lines of business at Crum & Forster, increased large loss experience in the commercial property line of business at Northbridge, and higher losses in the workers' compensation business at Zenith National, partially offset by lower large loss experience in the commercial automobile line of business and lower attritional loss experience in the personal property line of business at Northbridge, and decreased current period catastrophe losses at Crum & Forster.
The commission expense ratio decreased to 15.0% in the first quarter of 2026 from 15.9% in the first quarter of 2025, primarily reflecting decreased commission rates in the accident and health and surplus and specialty lines of business at Crum & Forster, partially offset by increased commissions at Northbridge, principally due to changes in the mix of business written.
The underwriting expense ratio increased to 16.4% in the first quarter of 2026 from 16.3% in the first quarter of 2025, primarily reflecting increased personnel costs relative to modest increases in net premiums earned at Crum & Forster, partially offset by growth in net premiums earned and lower underwriting expenses at Zenith National.

Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the North American Insurers reporting segment for the first quarters of 2026 and 2025 are shown in the following table:

	Gross premiums written		Net premiums written		Net premiums earned
	First quarter		First quarter		First quarter
	2026	2025	2026	2025	2026	2025
Northbridge	505.4	507.5	450.2	438.0	518.0	502.2
Crum & Forster	1,415.1	1,455.1	1,064.2	1,122.1	1,172.9	1,096.6
Zenith National	270.4	246.2	278.9	253.3	193.7	174.1
North American Insurers	2,190.9	2,208.8	1,793.3	1,813.4	1,884.6	1,772.9

Gross premiums written decreased by 0.8% in the first quarter of 2026 primarily reflecting decreased business volumes at Crum & Forster (primarily in other liability, property and specialty lines, partially offset by growth in its accident and health line of business), and at Northbridge (primarily due to an exited travel insurance fronting book, partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar, measured using average foreign exchange rates), partially offset by increased business volumes at Zenith National (primarily workers' compensation business).
Net premiums written decreased by 1.1% in the first quarter of 2026, primarily reflecting the decrease in gross premiums written and a higher net average cession rate in casualty lines at Crum & Forster. Net premiums earned increased by 6.3% in the first quarter of 2026, principally reflecting the movement in net premiums written during 2026 and 2025 and the timing between when premiums are written and when they are earned.
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased slightly to $259.7 in the first quarter of 2026 from $267.4 in the first quarter of 2025, due to decreases at Crum & Forster (primarily reflecting higher net claims paid, partially offset by increased net premium collections, lower operating expenses and higher interest and dividends received) and Northbridge (primarily reflecting decreased net premium collections), partially offset by an increase at Zenith National (primarily reflecting increased net premium collections, and lower taxes and operating expenses paid).

    Global Insurers and Reinsurers

	First quarter
	2026	2025
Combined ratio, discounted	79.9%	93.1%

Combined ratio, undiscounted:
Loss & LAE - accident year	62.5%	76.8%
Commissions	18.4%	17.6%
Underwriting expenses	12.0%	10.4%
Combined ratio, undiscounted - accident year	92.9%	104.8%
Net favourable prior year reserve development	(0.4)%	(4.4)%
Combined ratio, undiscounted - calendar year	92.5%	100.4%

Gross premiums written	4,802.7	4,687.4
Net premiums written	4,014.9	3,969.1
Net insurance revenue(1)	3,315.1	3,274.7

Insurance service result	665.7	225.2
Other insurance operating expenses	(112.2)	(103.4)
Discounting of losses and ceded losses on claims recorded in the period	(278.8)	(317.1)
Changes in the risk adjustment and other(2)	(15.0)	181.5
Underwriting profit (loss)	259.7	(13.8)
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.
(2)    Other primarily reflects differences in reserving methodology and other underwriting-related adjustments in the Global Insurers and Reinsurers reporting segment included within underwriting profit.

Insurance service result
Global Insurers and Reinsurers insurance service result of $665.7 and a discounted combined ratio of 79.9% in the first quarter of 2026 improved significantly from an insurance service result of $225.2 and a discounted combined ratio of 93.1% in the first quarter of 2025. The increase in the insurance service result in the first quarter of 2026 of $440.5 primarily reflected significantly lower current period catastrophe losses of $100.3 (as set out in the table below) compared with $748.4 in the first quarter of 2025, which included the California Wildfires. The increase in the insurance service result was partially offset by increased insurance acquisition expenses at each of the companies within the reporting segment and increased underwriting expenses, principally reflecting increased compensation expenses at Odyssey Group and Brit.
The operating companies comprising the Global Insurers and Reinsurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in the first quarters of 2026 and 2025 as set out in the following table:

	Combined ratios, discounted		Net insurance revenue		Insurance service result
	First quarter		First quarter		First quarter
	2026	2025	2026	2025	2026	2025
Allied World	80.3%	84.3%	1,292.3	1,305.6	254.1	204.8
Odyssey Group	77.8%	102.2%	1,202.8	1,238.8	266.9	(26.7)
Brit	83.7%	97.0%	611.8	538.8	99.8	16.4
Ki	78.5%	84.0%	208.2	191.5	44.9	30.7
Global Insurers and Reinsurers	79.9%	93.1%	3,315.1	3,274.7	665.7	225.2
Underwriting profit
Global Insurers and Reinsurers produced an underwriting profit of $259.7 and an undiscounted combined ratio of 92.5% in the first quarter of 2026, compared to an underwriting loss of $13.8 and an undiscounted combined ratio of 100.4% in the first quarter of 2025. The increase in underwriting profitability in the first quarter of 2026 primarily reflected decreased current period catastrophe losses (as set out in the table below), partially offset by decreased net favourable prior year reserve development of $15.6 (2025 - $154.5). The reduction in net favourable prior year reserve development related to decreases at Odyssey Group and Brit.
The operating companies comprising the Global Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the first quarters of 2026 and 2025 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit (loss)
	First quarter		First quarter
	2026	2025	2026	2025
Allied World	93.4%	95.7%	82.1	54.0
Odyssey Group	91.1%	105.8%	123.3	(85.4)
Brit	93.0%	97.6%	43.3	14.4
Ki	94.7%	98.3%	11.0	3.2
Global Insurers and Reinsurers	92.5%	100.4%	259.7	(13.8)

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for the first quarters of 2026 and 2025 are as set out in the following table:

	First quarter
	2026			2025
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
California wildfires	—	—		663.8	19.3
Other(2)	100.3	2.9		84.6	2.4
Total catastrophe losses	100.3	2.9	points	748.4	21.7	points
(1)    Net of reinstatement premiums.
(2)    Primarily includes attritional catastrophe losses at Odyssey Group.

The current accident year loss and loss adjustment expense ratio decreased to 62.5% in the first quarter of 2026 from 76.8% in the first quarter of 2025, primarily reflecting decreased current period catastrophe losses (as set out in the table above) driven primarily by the California wildfire losses recorded in the comparative period, partially offset by increased attritional loss experience at Brit (primarily property open market business), and Ki (primarily reflecting changes in the mix of business earned) and increased current accident year loss ratios at Allied World reflecting a more competitive pricing environment (primarily cyber and property lines of business within the North American Insurance segment and certain lines of business within the Global Markets segment).
The commission expense ratio increased to 18.4% in the first quarter of 2026 from 17.6% in the first quarter of 2025, primarily reflecting higher net average commissions at each of the companies within the reporting segment, with the exception of Allied World which remained flat, principally due to changes in the mix of business written. At both Allied World and Odyssey Group, the first quarter of 2025 included California wildfire‑related reinstatement premiums, which carried no additional commission.
The underwriting expense ratio increased to 12.0% in the first quarter of 2026 from 10.4% in the first quarter of 2025, reflecting increases at each of the companies within the reporting segment, primarily increased compensation costs and increases at Ki related to investments in technology and operations as Ki continues to build out to operate as a separate business, together with lower net premiums earned during the period, which increased the underwriting expense ratio.
Gross premiums written on a third-party basis, net premiums written and net premiums earned for each operating company in the Global Insurers and Reinsurers reporting segment for the first quarters of 2026 and 2025 are shown in the following table:

	Gross premiums written		Net premiums written		Net premiums earned
	First quarter		First quarter		First quarter
	2026	2025	2026	2025	2026	2025
Allied World	2,240.5	2,160.5	1,740.5	1,714.3	1,244.7	1,269.9
Odyssey Group	1,524.1	1,542.1	1,465.4	1,492.4	1,392.9	1,463.9
Brit	810.5	781.0	627.8	588.7	617.6	602.3
Ki	227.6	203.8	181.2	173.7	206.7	192.4
Global Insurers and Reinsurers	4,802.7	4,687.4	4,014.9	3,969.1	3,461.9	3,528.5
Gross premiums written increased 2.5% in the first quarter of 2026, primarily reflecting growth at Allied World, Brit and Ki, partially offset by reductions at Odyssey Group reflecting decreases in U.S. property treaty business with the absence of California wildfire‑related reinstatement premiums that were recorded in the first quarter of 2025. Growth at Allied World primarily reflected increased business volumes in the reinsurance segment, most notably crop, while Brit’s increase primarily reflected increased reinsurance premium volumes in casualty treaty, principally in cyber and financial and professional lines of business.

Net premiums written increased 1.2% in the first quarter of 2026 primarily following the movement in gross premiums written, partially offset by a modest decline in the average retention at Allied World (primarily reflecting changes in the mix of business written and higher reinsurance utilization in the Global Markets insurance segment) and Ki (primarily reflecting increased average reinsurance utilization). Net premiums earned decreased by 1.9% in the first quarter of 2026, principally reflecting the timing between when premiums are written and when they are earned at Odyssey Group and Allied World, primarily reflecting the absence of the California wildfire‑related reinstatement premiums recorded in the first quarter of 2025 which were recognized as written and earned in that period.
Operating activities and other
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $642.2 in the first quarter of 2026 from $521.3 in the first quarter of 2025, primarily reflecting increased net premiums received at each of the companies within the Global Insurers and Reinsurers reporting segment (with the exception of Allied World which experienced a modest decrease in premiums received), as well as decreased net claim payments during the period, including payments related to the California wildfires in the first quarter 2025.

International Insurers and Reinsurers

	First quarter
	2026	2025
Combined ratio, discounted	87.3%	88.3%

Combined ratio, undiscounted:
Loss & LAE - accident year	62.2%	63.5%
Commissions	16.4%	17.0%
Underwriting expenses	22.0%	21.2%
Combined ratio, undiscounted - accident year	100.6%	101.7%
Net favourable prior year reserve development	(4.8)%	(5.0)%
Combined ratio, undiscounted - calendar year	95.8%	96.7%

Gross premiums written	1,745.8	1,499.3
Net premiums written	1,249.8	992.1
Net insurance revenue(1)	1,113.6	976.8

Insurance service result	141.3	114.2
Other insurance operating expenses	(71.0)	(70.7)
Discounting of losses and ceded losses on claims recorded in the period	(36.7)	(29.8)
Changes in the risk adjustment and other	12.5	18.1
Underwriting profit	46.1	31.8
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.
Insurance service result
International Insurers and Reinsurers reported an insurance service result of $141.3 and a discounted combined ratio of 87.3% in the first quarter of 2026 compared to $114.2 and 88.3% in the first quarter of 2025. The increase in the insurance service result of $27.1 in the first quarter of 2026 primarily reflected increases at Gulf Insurance (increased insurance revenue across its medical and motor lines of business, partially offset by a lower net reinsurance result, reflecting lower recoveries of insurance service expenses from fewer large claims compared to the first quarter of 2025) and at Fairfax Central and Eastern Europe (primarily at Colonnade Insurance reflecting growth in insurance revenue across all lines of business, partially offset by an increase in insurance service expenses, reflecting increased acquisition expenses from growth in business, partially offset by higher net favourable prior year reserve development, and lower recoveries of insurance service expenses due to the absence of large losses in the first quarter of 2026).
The operating companies comprising the International Insurers and Reinsurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in the first quarters of 2026 and 2025 as set out in the following table:

	Combined ratios, discounted		Net insurance revenue		Insurance service result
	First quarter		First quarter		First quarter
	2026	2025	2026	2025	2026	2025
Group Re	96.1%	102.5%	90.4	106.8	3.5	(2.2)
Bryte Insurance	86.6%	84.6%	107.6	82.1	14.4	12.7
Fairfax Asia	88.3%	78.5%	131.4	103.0	15.4	22.2
Fairfax Latin America	78.9%	74.9%	162.0	142.4	34.0	35.7
Fairfax Central and Eastern Europe	83.7%	85.4%	176.7	149.8	28.9	21.6
Eurolife General	88.1%	118.6%	21.8	19.1	2.6	(3.6)
Gulf Insurance	90.0%	92.6%	423.7	373.6	42.5	27.8
International Insurers and Reinsurers	87.3%	88.3%	1,113.6	976.8	141.3	114.2
Underwriting profit
International Insurers and Reinsurers produced an underwriting profit of $46.1 and an undiscounted combined ratio of 95.8% in the first quarter of 2026 compared to $31.8 and 96.7% in the first quarter of 2025. The increase in underwriting profit in the first quarter of 2026 primarily reflected an increase at Gulf Insurance (increased net premiums earned driven by growth across various lines of business, particularly in its medical and motor lines of business, improved attritional loss experience and lower net commission expenses from increased commission income, partially offset by lower net favourable prior year reserve development and increases in underwriting expenses in line with the growth in net premiums earned).

The operating companies comprising the International Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the first quarters of 2026 and 2025 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit (loss)
	First quarter		First quarter
	2026	2025	2026	2025
Group Re	99.2%	96.9%	1.0	3.9
Bryte Insurance	94.9%	96.2%	5.1	3.0
Fairfax Asia	96.3%	93.6%	5.6	7.6
Fairfax Latin America	97.3%	94.1%	3.6	6.7
Fairfax Central and Eastern Europe	93.5%	93.9%	12.2	9.6
Eurolife General	87.2%	105.8%	2.6	(1.0)
Gulf Insurance	95.9%	99.4%	16.0	2.0
International Insurers and Reinsurers	95.8%	96.7%	46.1	31.8

The current accident year loss and loss adjustment expense ratio of 62.2% in the first quarter of 2026 decreased from 63.5% in the first quarter of 2025, primarily reflecting decreases at Gulf Insurance (driven by lower large losses in its Gulf operations) and Fairfax Latin America (driven by higher net premiums earned relative to more modest increases in losses at Fairfax Latam), partially offset by an increase at Fairfax Central and Eastern Europe (largely at Colonnade Insurance in its commercial property line of business).
The commission expense ratio of 16.4% in the first quarter of 2026 decreased from 17.0% in the first quarter of 2025, primarily reflecting a decrease at Gulf Insurance (due to increased ceding commission income), partially offset by an increase at Fairfax Latin America (due to growth in business with higher commission expenses at Southbridge Colombia).
The underwriting expense ratio of 22.0% in the first quarter of 2026 increased from 21.2% in the first quarter of 2025, primarily reflecting increases at Fairfax Latin America (largely at Southbridge Colombia due to investments in strategic distribution channels) and Gulf Insurance (increase in compensation, information technology and other administrative expenses).
Net favourable prior year reserve development of $53.5 in the first quarter of 2026 (2025 - $47.6) primarily reflected net favourable development across most operating companies within the reporting segment, particularly at Fairfax Central and Eastern Europe (largely at Colonnade Insurance across all major lines of business and particularly in its casualty and property lines of business), Fairfax Latin America (largely at Southbridge Chile in its property and specialty lines of business and at La Meridional in its property line of business) and Bryte Insurance (largely in its property, liability and engineering lines of business).
Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the International Insurers and Reinsurers reporting segment for the first quarters of 2026 and 2025 are shown in the following table:

	Gross premiums written		Net premiums written		Net premiums earned
	First quarter		First quarter		First quarter
	2026	2025	2026	2025	2026	2025
Group Re	56.1	65.8	107.8	116.3	125.7	122.0
Bryte Insurance	147.3	115.0	101.0	76.3	100.8	78.2
Fairfax Asia	324.6	314.8	189.2	144.1	149.4	117.8
Fairfax Latin America	277.7	253.9	143.4	111.4	134.9	115.7
Fairfax Central and Eastern Europe	270.6	230.6	254.9	216.5	187.0	158.2
Eurolife General	30.1	26.2	21.3	18.2	20.0	17.2
Gulf Insurance	639.4	493.0	432.2	309.3	391.3	346.2
International Insurers and Reinsurers	1,745.8	1,499.3	1,249.8	992.1	1,109.1	955.3

Gross premiums written increased by 16.4% in the first quarter of 2026, primarily reflecting increases at Gulf Insurance (largely strong customer retention and new business in its medical and motor lines of business and rate increases in its motor line of business), Fairfax Central and Eastern Europe (strengthening of the euro relative to the U.S. dollar measured using average foreign exchange rates, and organic growth across various lines of business at Colonnade Insurance), Bryte Insurance (increased rate and growth across all lines of business and strengthening of the South African Rand relative to the U.S. dollar measured using average foreign exchange rates) and Fairfax Latin America (largely at Fairfax Latam across most operating companies and across various lines of business, including accident and health and property, and the strengthening of the Colombian peso relative to the U.S. dollar measured using average foreign exchange rates).

Net premiums written increased by 26.0% in the first quarter of 2026, primarily reflecting the increases in gross premiums written achieved by most companies in the reporting segment as described above, and increased retention of business at Fairfax Asia and Gulf Insurance. Net premiums earned increased by 16.1% in first quarter of 2026, principally reflecting the same factors as the increase in net premiums written and the timing between when premiums are written and when they are earned which was more pronounced in the first quarter of 2026 at Gulf Insurance.

    Life insurance and Run-off

	First quarter
	2026			2025
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	59.4	1.8	61.2	52.2	16.3	68.5

Insurance revenue	64.4	7.7	72.1	48.3	7.0	55.3
Insurance service expenses	(38.4)	(4.4)	(42.8)	(46.2)	(15.0)	(61.2)
Net reinsurance result	(3.3)	2.8	(0.5)	(0.8)	3.2	2.4
Insurance service result	22.7	6.1	28.8	1.3	(4.8)	(3.5)
(1)    Comprised of Eurolife and Gulf Insurance. These results differ from those published by Eurolife and Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Eurolife on July 14, 2021 and Gulf Insurance on December 26, 2023, and the presentation of Eurolife and Gulf Insurance’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Eurolife and Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as “Eurolife General” and "Gulf Insurance", respectively.
On October 13, 2025 the company announced that it had entered into a term sheet with Eurobank pursuant to which Eurobank will acquire the company's 80.0% equity interest in the life insurance operations of Eurolife (the "Eurolife Life Operations") for cash consideration of approximately $935 (€813.0). The proposed transactions are subject to entry into definitive agreements and customary closing conditions and are expected to close in the second quarter of 2026. Refer to note 13 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2026 for details.
    Non-insurance companies

	First quarter
	2026					2025
	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(2)	Total	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(2)	Total
Revenue	519.7	95.9	199.4	909.8	1,724.8	539.9	111.1	235.3	1,203.1	2,089.4
Expenses	(505.1)	(84.0)	(195.2)	(937.2)	(1,721.5)	(510.8)	(98.0)	(225.0)	(1,313.9)	(2,147.7)
Pre-tax income (loss) before interest expense and other	14.6	11.9	4.2	(27.4)	3.3	29.1	13.1	10.3	(110.8)	(58.3)
Interest and dividends	0.6	(7.4)	—	0.7	(6.1)	2.9	(6.7)	—	1.3	(2.5)
Share of profit (loss) of associates	—	39.5	0.2	—	39.7	—	19.8	0.2	(0.3)	19.7
Operating income (loss)	15.2	44.0	4.4	(26.7)	36.9	32.0	26.2	10.5	(109.8)	(41.1)
(1)    Comprised primarily of Recipe (including its subsidiary The Keg (deconsolidated on September 25, 2025)), Sporting Life Group and Sleep Country.
(2)    Comprised primarily of AGT, Dexterra Group, Boat Rocker (deconsolidated on August 1, 2025), Farmers Edge, Grivalia Hospitality, Meadow Foods and Peak Achievement.
Non-insurance companies' revenue and expenses decreased to $1,724.8 and $1,721.5 in the first quarter of 2026 from $2,089.4 and $2,147.7 in the first quarter of 2025, primarily reflecting lower business volumes and reduced commodity prices at AGT and Meadow Foods, and the deconsolidation of The Keg in the Restaurants and retail operating segment in the third quarter of 2025. The decrease in expenses in the first quarter of 2026 also reflected non-cash impairment charges recorded by Boat Rocker in the first quarter of 2025, prior to its deconsolidation on August 1, 2025.

    Investments
Refer to the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", for details of interest and dividends and share of profit of associates.
Net Gains (Losses) on Investments
Net gains (losses) on investments for the three months ended March 31, 2026 and 2025 were comprised as follows:

	First quarter
	2026			2025
	Net realized gains	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects	21.5	(103.3)	(81.8)	496.9	282.6	779.5
Total bonds	63.1	(427.0)	(363.9)	(51.3)	439.7	388.4
Other	19.5	40.3	59.8	97.0	(208.8)	(111.8)
Net gains (losses) on investments	104.1	(490.0)	(385.9)	542.6	513.5	1,056.1

Long equity exposures and financial effects: During the first quarter of 2026 the company's long equity exposures produced net losses of $81.8 compared to net gains of $779.5 in the first quarter of 2025, primarily reflecting net losses of $341.8 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares (2025 - net gains of $97.2), partially offset by net gains of $132.9 on common stocks (2025 - $216.8) and $103.8 on convertible bonds and equity warrants (2025 - $216.8).
Bonds: Net losses on bonds of $363.9 in the first quarter of 2026 (2025 - net gains of $388.4) were primarily comprised of net losses on U.S. treasury bonds of $172.6 (2025 - net gains of $297.5), other government bonds of $102.5 (2025 - net gains of $4.2) and corporate and other bonds of $79.6 (2025 - net gains of $42.7), which partially offset the benefit of increases in discount rates on prior years' net losses on claims of $179.5 in the first quarter of 2026 (2025 - net cost of $268.3).
Preferred stocks: Net losses on preferred stocks, included in other in the table above, primarily reflected net losses of $69.6 on the company's holdings of Digit compulsory convertible preferred shares during the first quarter of 2026.
Foreign currency: Net gains on foreign currency in the first quarter of 2026 of $136.2 were comprised of net gains on foreign currency contracts of $197.8, partially offset by foreign currency net losses on investing activities of $72.6 (primarily related to the strengthening of the U.S. dollar relative to the Indian rupee on Indian rupee denominated investments).
Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three months ended March 31, 2026 and 2025 was comprised as follows:

	First quarter
	2026	2025
Interest expense on borrowings:
Holding company	116.6	96.1
Insurance and reinsurance companies	23.5	17.6
Non-insurance companies(1)	53.6	57.6
	193.7	171.3
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	4.0	3.2
Non-insurance companies	13.9	15.9
	17.9	19.1

Consolidated interest expense	211.6	190.4
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.
The increase in interest expense on borrowings at the holding company in the first quarter of 2026 principally reflected the issuance on May 20, 2025 of $500.0 and $400.0 principal amount of 5.75% and 6.50% unsecured senior notes due 2035 and 2055, respectively, and the issuance on August 14, 2025 of Cdn$400.0 and Cdn$300.0 principal amount of 4.45% and 5.10% unsecured senior notes due 2035 and 2055, respectively.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	First quarter
	2026	2025
Fairfax corporate overhead	61.0	67.3
Subsidiary holding companies' corporate overhead	23.3	15.2
Subsidiary holding companies' non-cash intangible asset amortization and impairment charges(1)	23.9	25.8
Corporate and other expenses as presented in the consolidated statement of earnings	108.2	108.3
Holding company interest and dividends	(16.5)	(17.5)
Holding company share of profit of associates	(49.3)	(21.9)
Investment management and administration fee income and other	(65.9)	(48.0)
Corporate overhead and other(2)	(23.5)	20.9
(1)    Non-cash intangible asset amortization and impairment charges principally related to customer and broker relationships.
(2)    Presented as Corporate overhead and other in note 16 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2026.

Investment management and administration fee income and other increased to $65.9 in the first quarter of 2026 from $48.0 in the first quarter of 2025 primarily reflecting increased fees earned by Hamblin Watsa due to strong performance and growth in the underlying investment portfolios that it manages on behalf of the insurance, reinsurance and run-off subsidiaries of Fairfax.
Details on consolidated interest and dividends, share of profit of associates and net gains (losses) on investments are set out in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

Income Taxes
Details of the provision for income taxes in the first quarters of 2026 and 2025 are provided in note 14 (Income Taxes) to the interim consolidated financial statements for the three months ended March 31, 2026.

Segmented Balance Sheet
The company's segmented balance sheets as at March 31, 2026 and December 31, 2025 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS Accounting Standards policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. In the table below, the company's three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	March 31, 2026					December 31, 2025
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(4)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(4)	Consolidated
Assets
Holding company cash and investments	407.6	—	—	2,045.1	2,452.7	423.5	—	—	2,301.4	2,724.9
Insurance contract receivables	934.8	26.9	—	—	961.7	940.7	65.5	—	—	1,006.2
Portfolio investments(1)	70,294.4	1,883.3	2,796.2	(1,977.3)	72,996.6	69,961.1	1,819.6	2,545.6	(1,404.5)	72,921.8
Assets held for sale(2)	—	4,049.3	—	(749.4)	3,299.9	—	4,211.8	—	(765.9)	3,445.9
Reinsurance contract assets held	11,718.6	410.7	—	(888.6)	11,240.7	11,727.5	427.2	—	(903.7)	11,251.0
Deferred income tax assets	270.4	—	131.3	14.7	416.4	273.1	—	107.2	(13.2)	367.1
Goodwill and intangible assets	3,991.8	7.2	4,223.7	0.5	8,223.2	4,016.4	7.1	4,315.8	0.1	8,339.4
Due from affiliates	453.7	358.9	1.6	(814.2)	—	440.6	397.3	1.5	(839.4)	—
Other assets	2,086.2	256.6	5,058.6	397.2	7,798.6	2,023.7	271.3	5,048.3	388.1	7,731.4
Investments in Fairfax insurance and reinsurance affiliates(3)	487.7	14.5	—	(502.2)	—	488.0	14.4	—	(502.4)	—
Total assets	90,645.2	7,007.4	12,211.4	(2,474.2)	107,389.8	90,294.6	7,214.2	12,018.4	(1,739.5)	107,787.7

Liabilities
Accounts payable and accrued liabilities	2,052.3	313.1	3,164.5	458.8	5,988.7	2,175.1	338.2	3,089.2	517.2	6,119.7
Derivative obligations	385.7	—	68.7	1.8	456.2	709.6	0.7	68.6	8.0	786.9
Liabilities associated with assets held for sale(2)	—	3,482.6	—	(0.2)	3,482.4	—	3,638.6	—	(0.5)	3,638.1
Deferred income tax liabilities	1,131.6	3.0	515.8	349.2	1,999.6	1,047.1	3.2	520.4	376.0	1,946.7
Insurance contract payables	346.7	29.4	—	—	376.1	301.5	36.8	—	—	338.3
Insurance contract liabilities	49,380.5	1,899.8	—	(900.6)	50,379.7	49,339.1	2,021.4	—	(919.5)	50,441.0
Due to affiliates	46.5	—	59.4	(105.9)	—	66.0	—	65.7	(131.7)	—
Borrowings - holding company and insurance and reinsurance companies	1,643.2	—	—	9,559.1	11,202.3	1,607.6	—	—	8,848.1	10,455.7
Borrowings - non-insurance companies	—	—	2,846.5	—	2,846.5	—	—	3,180.3	6.9	3,187.2
Total liabilities	54,986.5	5,727.9	6,654.9	9,362.2	76,731.5	55,246.0	6,038.9	6,924.2	8,704.5	76,913.6

Equity
Shareholders' equity attributable to shareholders of Fairfax	32,532.2	1,274.4	4,044.4	(11,836.4)	26,014.6	32,048.6	1,169.9	3,739.8	(10,444.0)	26,514.3
Non-controlling interests	3,126.5	5.1	1,512.1	—	4,643.7	3,000.0	5.4	1,354.4	—	4,359.8
Total equity	35,658.7	1,279.5	5,556.5	(11,836.4)	30,658.3	35,048.6	1,175.3	5,094.2	(10,444.0)	30,874.1
Total liabilities and total equity	90,645.2	7,007.4	12,211.4	(2,474.2)	107,389.8	90,294.6	7,214.2	12,018.4	(1,739.5)	107,787.7

(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Life insurance and Run-off's assets held for sale and liabilities associated with assets held for sale at March 31, 2026 exclude assets of $268.7 and liabilities of $25.4 respectively (December 31, 2025 - $300.6 and $34.0), reflecting certain portfolio investments held through various investment funds which Fairfax will continue to consolidate after closing of the proposed sale and certain investments which are expected to be retained by Fairfax. Refer to note 13 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2026.
(3)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(4)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Financial Risk Management
There were no significant changes to the company’s risk exposures or the processes used by the company for managing those risk exposures at March 31, 2026 compared to those identified at December 31, 2025 and disclosed in the company’s 2025 Annual Report. See note 15 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2026.

Financial Condition
    Capital Management
See note 15 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three months ended March 31, 2026.
    Book Value Per Basic Share
Common shareholders’ equity at March 31, 2026 was $25,782.9 or $1,250.14 per basic share compared to $26,282.6 or $1,260.19 per basic share at December 31, 2025, representing a decrease per basic share in the first quarter of 2026 of 0.8% (an increase of 0.5% adjusted for the $15.00 per common share dividend paid in the first quarter of 2026). During the first quarter of 2026 the number of common shares effectively outstanding decreased by 232,054, primarily as a result of purchases of 374,883 subordinate voting shares for cancellation, partially offset by net issuances of 142,829 subordinate voting shares from treasury (for use in the company’s share based payment awards). At March 31, 2026 there were 20,624,032 common shares effectively outstanding.
Excess (deficiency) of fair value over adjusted carrying value
The table below presents the pre-tax excess (deficiency) of fair value over adjusted carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over adjusted carrying value of these investments at March 31, 2026 was $3,921.8 (December 31, 2025 - $3,139.6).

	March 31, 2026			December 31, 2025
	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value
Non-insurance associates(1):
Eurobank	4,579.3	2,790.3	1,789.0	4,703.0	2,728.2	1,974.8
Poseidon(2)	3,736.2	2,097.4	1,638.8	2,640.4	2,046.4	594.0
Other non-insurance associates	2,519.0	2,717.8	(198.8)	2,570.3	2,682.3	(112.0)
	10,834.5	7,605.5	3,229.0	9,913.7	7,456.9	2,456.8

Non-insurance companies(3):
Fairfax India	923.0	614.2	308.8	973.1	724.5	248.6
Thomas Cook India	278.9	219.2	59.7	496.9	222.4	274.5
Other non-insurance companies(4)	784.3	460.0	324.3	264.8	105.1	159.7
	1,986.2	1,293.4	692.8	1,734.8	1,052.0	682.8
	12,820.7	8,898.9	3,921.8	11,648.5	8,508.9	3,139.6

(1)    The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2026, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess) and Dexterra Group, and also AGT at March 31, 2026.
(2)    On March 10, 2026 the company entered into agreements to sell approximately half of its equity interest in Poseidon for aggregate cash consideration of approximately $1.9 billion. Refer to the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Business Developments", and to note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2026, for details.
(3)    The fair values of the company's investments in market traded non-insurance companies - Fairfax India, Thomas Cook India and Dexterra Group, and also AGT at March 31, 2026 - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three months ended March 31, 2026, less the subsidiary's non-controlling interests as included in note 12 (Total Equity) to those interim consolidated financial statements.
(4)    Includes Dexterra Group, and also AGT at March 31, 2026.

Normal course issuer bid
Following the expiry on September 29, 2025 of its then current normal course issuer bid, on September 30, 2025 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2026, to acquire up to 2,187,316 subordinate voting shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares and 950,000 Series K preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company. On December 31, 2025 the company redeemed all outstanding Series I and Series J preferred shares. During the first quarter of 2026 the company purchased for cancellation 374,883 subordinate voting shares (2025 – 205,610) under its normal course issuer bids at a cost of $631.3 (2025 – $289.2).
Liquidity
Operating, investing and financing cash flow activities discussed below are presented in the consolidated statement of cash flows to the interim consolidated financial statements for the three months ended March 31, 2026, except for "cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)" which is presented in the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A.
Operating activities for the three months ended March 31, 2026 and 2025
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $823.8 in 2026 from $1,363.2 in 2025, principally reflecting a net decrease in restricted cash and cash equivalents in 2025 (primarily related to restricted cash of $835.0 held at a depository that was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia) and higher net paid losses, partially offset by higher net premium collections and higher interest and dividends received.
Investing activities for the three months ended March 31, 2026 and 2025
Distributions and dividends from investments in associates of $108.0 in 2026 were primarily from the company’s non-insurance associates and joint ventures.
Sales of investments in associates of $519.1 in 2025 primarily reflected proceeds from the sale of the company's investment in Sigma for cash consideration of $284.1, and the partial sale of the company's investment in Eurobank for cash consideration of $190.8 (€183.5).
Financing activities for the three months ended March 31, 2026 and 2025
Proceeds from borrowings - holding company and insurance and reinsurance companies of $473.1 in 2026 principally reflected net proceeds from the issuance of $293.3 (Cdn$400.0) and $183.3 (Cdn$250.0) principal amounts of 4.40% and 5.10% unsecured senior notes due 2036 and 2055 for net proceeds of $291.8 and $181.3, respectively, after discount, commissions and expenses.
Net borrowings on the holding company revolving credit facility of $300.0 in 2026 (2025 – $200.0) provided added liquidity for short term general corporate purposes.
Net repayments on revolving credit facilities and short term loans - non-insurance companies of $372.7, and issuances of subsidiary shares to non-controlling interests of $300.2, in 2026 primarily reflected net cash proceeds from AGT's initial public offering of common shares of Cdn$425.0, which AGT used to substantially repay its borrowings.
Net borrowings on revolving credit facilities and short term loans - non-insurance companies of $160.7 and purchases of subsidiary shares from non-controlling interests of $157.6 in 2025, primarily reflected additional draws by Recipe on its revolving credit facility to repurchase and cancel its common shares not owned by Fairfax.
Holding company
Holding company cash and investments at March 31, 2026 was $2,452.7 ($2,451.9 net of $0.8 of holding company derivative obligations) compared to $2,724.9 ($2,716.9 net of $8.0 of holding company derivative obligations) at December 31, 2025.
Significant cash and investment transactions during the first quarter of 2026 included purchases for cancellation of 374,883 subordinate voting shares under the terms of the company's normal course issuer bids at a cost of $631.3, a net loss of $341.8 on the company's investment in long equity total return swaps on Fairfax subordinate voting shares, payment of common share dividends of $329.1, capital contributions to subsidiaries of $115.0 and interest payments on unsecured senior notes, partially offset by the net proceeds of $291.8 and $181.3 from the issuance of $293.3 (Cdn$400.0) and $183.3 (Cdn$250.0) principal amounts of 4.40% and 5.10% unsecured senior notes due 2036 and 2055, respectively, and dividends received from the insurance and reinsurance companies of $471.1.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, and changes in the fair value of holding company investments.

The company believes that holding company cash and investments, net of holding company derivative obligations, at March 31, 2026 of $2,451.9 provides adequate liquidity to meet the holding company’s remaining known commitments in 2026. In addition, the holding company owns investments in associates and market traded consolidated non-insurance companies with a fair value of approximately $2.1 billion and expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, and to receive investment income on its holdings of cash and investments. The holding company also expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $471.1 in the first quarter of 2026 of a maximum $4,065.9 available for distribution in 2026 based on information available at March 31, 2026. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility, of which $300.0 was drawn at March 31, 2026.
The holding company’s known significant commitments for the remainder of 2026 consist of redemptions of $91.8 principal amount of unsecured senior notes due April 2026 (redeemed on April 15, 2026) and Cdn$450.0 principal amount of unsecured senior notes due December 2026 (to be redeemed on May 29, 2026), an annual payment of $165.0 on the note payable of $330.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, potential payments on amounts borrowed from the revolving credit facility, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Insurance and reinsurance companies
During the first quarter of 2026 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) decreased by $1,939.7 primarily due to net purchases of bonds and dividends paid to the holding company, partially offset by net cash generated by insurance and reinsurance underwriting operations and interest and dividends received primarily from the insurance and reinsurance companies' fixed income portfolio.

Co-obligor Supplemental Financial Information
Allied World co-obligor unsecured senior notes
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of Fairfax's $600.0 principal amount of 6.10% unsecured senior notes due in 2055 (the "2055 notes") of which Allied World is a co-obligor. Allied World, the co-obligor of the 2055 notes, is the company’s 83.4%-owned Bermuda-based holding company subsidiary that, through its subsidiaries, provides global property, casualty and specialty insurance and reinsurance. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World being the primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2055 notes. The following tables present summarized financial information for:
•Allied World, as the primary co-obligor of the 2055 notes; and
•the holding company, as a co-obligor of the 2055 notes, (collectively, the “Fairfax and Allied World Obligor group”).
Summarized financial information for the Fairfax and Allied World Obligor group is presented on a combined basis after transactions and balances between the combined entities have been eliminated. Investments in subsidiaries of the Fairfax and Allied World Obligor group have been excluded from the summarized financial information.

	March 31, 2026		December 31, 2025
	Fairfax and Allied World Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)	Fairfax and Allied World Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)
Total investments, net of derivative obligations	16,895.4	63.5	17,167.6	143.2
Total assets	24,594.6	1,921.9	24,699.7	1,828.1
Insurance contract liabilities	13,979.4	95.5	14,050.9	97.1
Total liabilities	26,347.8	1,363.9	25,678.2	1,169.6

	First quarter
	2026
	Fairfax and Allied World Obligor group(1)	Transactions with non-Obligor group subsidiaries(2)
Insurance revenue	1,725.1	13.1
Insurance service result	254.1	21.9
Interest and dividends	192.3	45.5
Share of profit of associates	66.4	—
Net earnings (loss)	(6.2)	86.1

(1)    Combined financial information of the Fairfax and Allied World Obligor group, which excludes: (i) transactions and balances between the holding company and Allied World; (ii) acquisition accounting adjustments recorded by the holding company on the acquisition of Allied World in July 2017; and (iii) investments in subsidiaries of the holding company and Allied World.
(2)    Comprised of amounts transacted between the Fairfax and Allied World Obligor group and subsidiaries of the company that are not part of the Fairfax and Allied World Obligor group ("non-Obligor group subsidiaries"). There were no material transactions between the Fairfax and Allied World Obligor group and related parties other than with non-Obligor group subsidiaries.
Aggregate co-obligor unsecured senior notes
The summarized financial information below is being provided in respect of (i) Fairfax's $600.0 principal amount of 6.10% unsecured senior notes due in 2055 of which Allied World is a co-obligor, and (ii) Fairfax's $322.5 (Cdn$450.0) principal amount of 4.73% unsecured senior notes due in 2034 (the "2034 notes") and $179.1 (Cdn$250.0) principal amount of 5.23% unsecured senior notes due in 2054 (the "2054 notes"), of which Brit is a co-obligor. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World as primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2055 notes. The 2034 notes and the 2054 notes are the joint and several obligations of the holding company and Brit, with Brit as primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2034 notes and the 2054 notes.
The following tables present summarized financial information of Fairfax, each co-obligor and other non-obligor operating subsidiaries of Fairfax:

	March 31, 2026
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Total investments, net of derivative obligations	2,012.0	14,883.4	6,725.1	49,437.4	1,935.2	74,993.1
Total assets	11,982.8	22,267.0	9,400.4	79,675.0	(15,935.4)	107,389.8
Insurance contract liabilities	—	13,979.4	5,833.8	32,401.3	(1,834.8)	50,379.7
Total liabilities	11,256.3	15,091.5	6,925.6	46,830.9	(3,372.8)	76,731.5

	December 31, 2025
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Total investments, net of derivative obligations	2,327.1	14,840.5	6,519.7	49,257.8	1,914.7	74,859.8
Total assets	12,417.3	22,069.3	9,183.2	79,713.7	(15,595.8)	107,787.7
Insurance contract liabilities	—	14,050.9	5,786.0	32,580.3	(1,976.2)	50,441.0
Total liabilities	10,458.1	15,220.1	6,787.8	47,640.1	(3,192.5)	76,913.6

	First quarter
	2026
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Insurance revenue	—	1,725.1	717.7	5,611.4	(233.3)	7,820.9
Net earnings (loss) attributable to shareholders of Fairfax	(350.0)	286.8	90.8	681.3	(13.2)	695.7
(1)    Excludes acquisition accounting adjustments recorded by the holding company on the acquisition of Allied World in July 2017 and of Brit in June 2015.
(2)    Corporate and eliminations includes subsidiary intermediate holding companies and consolidating and eliminating entries.

Quarterly Data

	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
Income(1)	10,193.4	11,794.2	11,851.4	11,665.2	11,363.3	10,396.3	11,917.4	10,108.6
Net earnings	737.2	1,483.2	1,245.7	1,601.9	953.0	1,317.9	1,119.5	1,055.8
Net earnings attributable to shareholders of Fairfax	695.7	1,238.3	1,151.7	1,436.7	945.7	1,152.2	1,030.8	915.4
Net earnings per share	$33.38	$61.85	$55.90	$66.34	$46.10	$54.46	$46.04	$40.18
Net earnings per diluted share	$31.11	$57.57	$52.04	$61.61	$42.70	$50.42	$42.62	$37.18
(1)    Income is comprised of insurance revenue, interest and dividends, share of profit of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.
Operating results at the company’s insurance and reinsurance companies have been, and are expected to continue to be, significantly affected by discounting of net claims reserves and a risk adjustment on those reserves for uncertainty related to the timing and amount of cash flows from non-financial risk, the occurrence of which are not predictable and have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened changes in interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions, anti-money laundering and corrupt practices in Canada and in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12 – Income Taxes; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with economic disruptions from global conflicts and the development of other geopolitical events worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca and on SEDAR+ at www.sedarplus.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.

	First quarter
	2026	2025
Insurance revenue	7,820.9	7,482.7
Cost of reinsurance	(1,366.0)	(1,329.7)
Net insurance revenue	6,454.9	6,153.0
Net insurance service expenses – This measure of underwriting activity is calculated as insurance service expenses less recoveries of insurance service expenses, both as presented in the consolidated statement of earnings.

	First quarter
	2026	2025
Insurance service expenses	(6,331.4)	(6,602.0)
Recoveries of insurance service expenses	1,005.6	1,054.7
Net insurance service expenses	(5,325.8)	(5,547.3)
Combined ratio, discounted – Also referred to as the discounted combined ratio, this performance measure of underwriting results under IFRS 17 is calculated as net insurance service expenses expressed as a percentage of net insurance revenue.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 12 (Total Equity, under the heading "Common stock") respectively to the unaudited interim consolidated financial statements for the three months ended March 31, 2026. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2026 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refers to the company's long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company's long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates and joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 15 (Financial Risk Management, under the heading "Market Risk") to the unaudited interim consolidated financial statements for the three months ended March 31, 2026.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company's unaudited interim consolidated financial statements for the three months ended March 31, 2026, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 15 (Financial Risk Management, under the heading "Capital Management").
Total of Segments Measures
Property and casualty insurance and reinsurance – References in this MD&A to the company's property and casualty insurance and reinsurance operations do not include the company's life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three months ended March 31, 2026, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company's insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable measure under IFRS Accounting Standards, is presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three months ended March 31, 2026. All figures in that reconciliation are from the company's unaudited interim consolidated statement of earnings for the three months ended March 31, 2026, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.

Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates. Refer to the Corporate Overhead and Other section in this MD&A.
Non-GAAP Financial Measures and Ratios
The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.
Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading "Property and Casualty Insurance and Reinsurance Operations".
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit (loss) of associates for the property and casualty insurance and reinsurance companies, this measure is used in a similar manner to operating income (loss).
Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances of the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share dividend distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted, which may also be referred to as the undiscounted combined ratio, is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims recorded in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.
The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance companies ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) of the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable measure under IFRS Accounting Standards, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading "Property and Casualty Insurance and Reinsurance Operations".

	First quarter
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2026	2025	2026	2025	2026	2025	2026	2025
Reconciliation of net premiums earned:
Insurance revenue(1)	2,310.2	2,174.3	3,938.7	3,878.2	1,611.7	1,474.2	7,860.6	7,526.7
Cost of reinsurance(1)	(346.4)	(319.9)	(623.6)	(603.5)	(498.1)	(497.4)	(1,468.1)	(1,420.8)
Net insurance revenue	1,963.8	1,854.4	3,315.1	3,274.7	1,113.6	976.8	6,392.5	6,105.9
Adjust for: net ceding commissions on reinsurance assumed (reinsurance held) and other	(79.2)	(81.5)	146.8	253.8	(4.5)	(21.5)	63.1	150.8
Net premiums earned	1,884.6	1,772.9	3,461.9	3,528.5	1,109.1	955.3	6,455.6	6,256.7

Total underwriting expenses, net:
Losses on claims - accident year	1,234.6	1,139.7	2,164.7	2,708.3	690.0	606.8	4,089.3	4,454.8
Net favourable prior year reserve development	(17.0)	(17.0)	(15.6)	(154.5)	(53.5)	(47.6)	(86.1)	(219.1)
Losses on claims - calendar year	1,217.6	1,122.7	2,149.1	2,553.8	636.5	559.2	4,003.2	4,235.7
Commissions	283.2	282.7	637.2	620.0	181.8	162.0	1,102.2	1,064.7
Other underwriting expenses	308.0	288.6	415.9	368.5	244.7	202.3	968.6	859.4
Total underwriting expenses, net	1,808.8	1,694.0	3,202.2	3,542.3	1,063.0	923.5	6,074.0	6,159.8
Underwriting profit (loss)	75.8	78.9	259.7	(13.8)	46.1	31.8	381.6	96.9
Combined ratio, undiscounted	96.0%	95.5%	92.5%	100.4%	95.8%	96.7%	94.1%	98.5%
(1)    As presented in the Net Earnings by Reporting Segment section of this MD&A.

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India and Dexterra Group, and also AGT at March 31, 2026.

	March 31, 2026			December 31, 2025
	Fair value	Carrying value	Excess of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates	10,834.5	7,605.5	3,229.0	9,913.7	7,456.9	2,456.8
Non-insurance companies	1,986.2	1,293.4	692.8	1,734.8	1,052.0	682.8
	12,820.7	8,898.9	3,921.8	11,648.5	8,508.9	3,139.6

Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the values included in the consolidated balance sheets as at March 31, 2026 and December 31, 2025, and excludes investments in associates held by the company's market traded consolidated non-insurance companies as those amounts are already included in the carrying values of the market traded consolidated non-insurance companies used in this performance measure.

	March 31, 2026		December 31, 2025
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets(1)	11,922.3	8,500.8	11,057.7	8,362.3
Less:
Insurance and reinsurance investments in associates(2)	1,021.2	828.0	1,078.7	839.4
Associates held by market traded consolidated non-insurance companies(3)	66.6	67.3	65.3	66.0
Non-insurance associates included in the performance measure	10,834.5	7,605.5	9,913.7	7,456.9
(1)    Includes an investment in associate held for sale at March 31, 2026 which is described in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three months ended March 31, 2026.
(2)    As presented in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three months ended March 31, 2026.
(3)    Comprised of associates held by Thomas Cook India (including its share of Quess) and Dexterra Group, and also AGT at March 31, 2026.
Non-insurance companies included in the performance measure
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company's consolidated balance sheets as at March 31, 2026 and December 31, 2025, as shown in the table below, which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company's consolidated balance sheet.

	March 31, 2026			December 31, 2025
	Market traded non-insurance companies(1)	All other non-insurance companies	Total non-insurance companies(2)	Market traded non-insurance companies	All other non-insurance companies	Total non-insurance companies(2)
Portfolio investments(3)	2,209.8	586.4	2,796.2	2,438.3	107.3	2,545.6
Deferred income tax assets	97.0	34.3	131.3	28.4	78.8	107.2
Goodwill and intangible assets	678.5	3,545.2	4,223.7	481.5	3,834.3	4,315.8
Other assets(4)	2,230.6	2,829.6	5,060.2	1,079.8	3,970.0	5,049.8
Total assets	5,215.9	6,995.5	12,211.4	4,028.0	7,990.4	12,018.4

Accounts payable and accrued liabilities(4)	1,477.7	1,746.2	3,223.9	876.3	2,278.6	3,154.9
Derivative obligations	68.7	—	68.7	—	68.6	68.6
Deferred income tax liabilities	103.4	412.4	515.8	83.4	437.0	520.4
Borrowings - non-insurance companies	863.0	1,983.5	2,846.5	738.7	2,441.6	3,180.3
Total liabilities	2,512.8	4,142.1	6,654.9	1,698.4	5,225.8	6,924.2

Shareholders’ equity attributable to shareholders of Fairfax(5)	1,293.4	2,751.0	4,044.4	1,052.0	2,687.8	3,739.8
Non-controlling interests	1,409.7	102.4	1,512.1	1,277.6	76.8	1,354.4
Total equity	2,703.1	2,853.4	5,556.5	2,329.6	2,764.6	5,094.2
Total liabilities and total equity	5,215.9	6,995.5	12,211.4	4,028.0	7,990.4	12,018.4
(1)    AGT completed an initial public offering of its common shares in the first quarter of 2026. See note 12 (Total Equity, under the heading "Non-controlling interests") to the unaudited interim consolidated financial statements for the three months ended March 31, 2026.
(2)    Non-insurance companies as presented in the Segmented Balance Sheet in this MD&A.
(3)    Portfolio investments include intercompany debt securities, issued by a non-insurance company to Fairfax affiliates, which are eliminated on consolidation.
(4)    Other assets include due from affiliates. Accounts payable and accrued liabilities include due to affiliates.
(5)    Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for the larger property and casualty insurance and reinsurance reporting segments as management believes this measure to be a useful estimate of cash generated or used by underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable measure under IFRS Accounting Standards.

	First quarter
	2026	2025
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	901.9	788.7
All other reporting segments	(78.1)	574.5
Net purchases of investments classified at FVTPL	(1,095.3)	(668.8)
Cash provided by (used in) operating activities as presented in the consolidated statement of cash flows	(271.5)	694.4

Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates" and intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments”. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable measure under IFRS Accounting Standards.